                                               FILED PURSUANT TO RULE 424(b)(2)
                                                     REGISTRATION NO. 333-24807

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 10, 1997)

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                                 $250,000,000

                         [LOGO OF THE MONEY STORE(R)]
                  $150,000,000 7.30% Subordinated Notes Due 2002
                  $100,000,000 7.95% Subordinated Notes Due 2007

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The 7.30% Subordinated Notes Due 2002 (the "Five Year Notes") of The Money Store Inc. (the "Company") will mature on December 1, 2002 and are not redeemable prior to maturity. The 7.95% Subordinated Notes Due 2007 (the "Ten Year Notes" and, collectively with the Five Year Notes, the "Notes") of the Company will mature on December 1, 2007 and are not redeemable prior to maturity. Each of the Five Year Notes and the Ten Year Notes are sometimes referred to herein as a "Series." Interest on each Series of Notes will be payable semiannually on June 1 and December 1 each year, commencing June 1, 1998. The Notes of each Series will be unsecured, subordinated to all existing and future Senior Indebtedness (as defined in the accompanying Prospectus) and effectively subordinated to all indebtedness and other obligations of the Company's subsidiaries. Under the Indenture (as defined herein), there is no limitation on the amount of Senior Indebtedness or other indebtedness or liabilities that the Company or its subsidiaries may incur in the future. At September 30, 1997, the Company had approximately $1.6 billion of Senior Indebtedness outstanding. See "Description of the Notes."

Each Series of Notes will be represented by one or more Global Notes registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. Each Series of Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will, therefore, settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the Notes--Same-Day Settlement and Payment."

SEE "INVESTMENT CONSIDERATIONS" ON PAGES S-6 TO S-10 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY.

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THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
 SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED UPON THE ACCURACY OR ADEQUACY  OF THIS PROSPECTUS SUPPLEMENT OR THE
   PROSPECTUS TO WHICH IT RELATES. ANY  REPRESENTATION TO THE CONTRARY IS  A
                                CRIMINAL OFFENSE.

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                                  PRICE TO      UNDERWRITING       PROCEEDS TO
                                 PUBLIC(1)       DISCOUNT(2)      COMPANY(1)(3)
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Per Five Year Note...........      99.95%           0.60%            99.35%
Total .......................   $149,925,000      $900,000        $149,025,000
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Per Ten Year Note............       100%            0.65%            99.35%
Total........................   $100,000,000      $650,000         $99,350,000
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(1) Plus accrued interest, if any, from December 1, 1997.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated to be $300,000.

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The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Global Notes will be made through the facilities of DTC on or about December 8, 1997.

PRUDENTIAL SECURITIES INCORPORATED
              BEAR, STEARNS & CO. INC.
                                    NATIONSBANC MONTGOMERY
                                                           SALOMON SMITH BARNEY
December 3, 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE RELATED PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVES THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN "INVESTMENT CONSIDERATIONS" ON PAGES S-6 TO S-10 OF THIS PROSPECTUS SUPPLEMENT CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH STATEMENTS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere and incorporated by reference in the Prospectus and this Prospectus Supplement. Unless the context otherwise requires, all references herein to the "Company" include The Money Store Inc. and its wholly-owned subsidiaries. Capitalized terms used in this Prospectus Supplement but not defined herein shall have the meanings set forth in the Prospectus unless otherwise provided herein.

                                  THE COMPANY

  The Company is a financial services company engaged, through its subsidiaries, in the business of originating (including purchasing), selling and servicing consumer and commercial loans of specified types and offering related services. Loans originated by the Company primarily consist of (i) fixed and adjustable rate loans secured by mortgages on residential real estate ("Mortgage Loans") and loans which allow consumers to borrow up to 125% of the value of their homes ("125 LTV Loans" and, collectively with Mortgage Loans, "Home Equity Loans"), which include FHA Title I home improvement loans ("FHA Title I Loans") insured by the Federal Housing Authority (the "FHA") of the United States Department of Housing and Urban Development ("HUD") and other home improvement loans not insured by the FHA ("Conventional Home Improvement Loans" and, collectively with FHA Title I Loans, "Home Improvement Loans"),
(ii) loans guaranteed in part ("SBA Loans") by the United States Small Business Administration (the "SBA") and commercial loans generally secured by first mortgages ("Small Business Loans" and, together with SBA Loans, "Commercial Loans"), (iii) government-guaranteed student loans ("Student Loans") and
(iv) motor vehicle retail installment sale contracts purchased from automotive dealers ("Auto Loans").

  For the years ended December 31, 1996 and 1995, the Company originated or purchased approximately $5.7 billion and $3.8 billion of loans, respectively. Of these loans, approximately 73% and 75%, respectively, by principal amount were Home Equity Loans, approximately 11% and 12%, respectively, by principal amount were Commercial Loans, approximately 8% and 10%, respectively, by principal amount were Student Loans and approximately 8% and 3%, respectively, by principal amount were Auto Loans. For the nine months ended September 30, 1997, the Company originated or purchased approximately $5.5 billion of loans, of which approximately 74%, 9%, 8% and 9% by principal amount were Home Equity Loans, Commercial Loans, Student Loans and Auto Loans, respectively. Management believes that during 1996 the Company was among the largest originators, by principal amount, of Home Equity Loans and Student Loans in the United States. Based upon government agency sources, management believes that during each of the last 14 SBA fiscal years the Company originated a greater principal amount of SBA Loans than any other originator of SBA Loans in the United States.

  Substantially all of the loans originated and purchased by the Company are sold to institutional investors or pledged to the Company's lenders until the loans can be sold and the lenders repaid. The principal components of the Company's revenues are gain on sale of receivables, including net unrealized gain on valuation of interest-only strips ("Gain on Sale of Receivables"), and finance income. Gain on Sale of Receivables represents the difference between the proceeds (including premiums) from the sale of loans, net of related transaction costs, and the allocated carrying amount of the loans sold, where the allocated carrying amount is determined by allocating the original amount of the loans (including premiums paid on loans purchased) between the portion sold and any retained interests (interest-only strip receivables) based on their relative fair values at the date of sale. The net unrealized gains on valuation of interest-only strips include the recognition of unrealized gains which represents the initial difference between the allocated carrying amount of loans sold and their fair market value. In addition, Gain on Sale of Receivables includes non-refundable fees on loans sold and gains or losses on certain transactions structured as an economic hedge. The Company recognizes such Gain on Sale of Receivables in the reporting period that the loans are sold, although cash is received by the Company over the lives of the loans. The Company's practice of selling its loans is designed to increase the Company's liquidity, reduce the need to access markets for capital and reduce certain risks associated with interest rate fluctuations.

  The Company generally retains the right to service loans it sells or pledges. In addition to the Gain on Sale of Receivables, the Company receives fees in connection with its loan origination and servicing activities, which are included in the Company's income statement as finance income, fees earned and other. Finance income includes (i) servicing compensation, (ii) the difference between the present value of the interest-only strip receivable and the actual cash collected, (iii) interest income on loans retained by the Company, and
(iv) miscellaneous fee income. The total portfolio of loans which the Company services (the "Serviced Loan Portfolio") was approximately $15.3 billion, $12.2 billion and $8.6 billion at September 30, 1997, December 31, 1996 and 1995, respectively, consisting of approximately $14.1 billion, $11.2 billion and $7.8 billion, respectively, of loans that had been sold with servicing rights retained, approximately $1.1 billion, $1.0 billion and $807.7 million, respectively, of loans (the "Retained Loan Portfolio") which the Company had not sold and approximately $16.5 million, $24.4 million and $29.2 million, respectively, of loans (the "Repurchased Loan Portfolio") which the Company had repurchased from investors pursuant to contractual commitments. At September 30, 1997, December 31, 1996 and December 31, 1995, the Company's allowance for credit losses was $355.2 million, $240.0 million and $140.7 million, respectively. The Retained Loan Portfolio consists of (i) Home Equity Loans, Commercial Loans, Student Loans, Auto Loans and other loans that are held pending their sale, (ii) the unsold, unguaranteed portion of SBA Loans for which the related guaranteed portions have been sold, and (iii) certain Student Loans during the period prior to the commencement of the borrower's repayment obligation.

  At September 30, 1997, the Company operated out of 213 branch offices and was doing business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico.

  The Company was incorporated in New Jersey in 1974. The predecessor of the Company, which is now a wholly-owned subsidiary of the Company, began making Home Equity Loans in 1967. The Company's principal executive offices are located at 2840 Morris Avenue, Union, New Jersey 07083. Its telephone number is
(908) 686-2000.

                                  THE OFFERING

Securities Offered:

 Five Year Notes............  $150,000,000 aggregate principal amount of
                              7.30% Subordinated Notes due 2002.

 Ten Year Notes.............  $100,000,000 aggregate principal amount of
                              7.95% Subordinated Notes due 2007.

Maturity:

 Five Year Notes............  December 1, 2002.


 Ten Year Notes.............  December 1, 2007.

Interest Payment Dates......  June 1 and December 1 of each year, commencing June 1, 1998.

Sinking Fund................  There will be no sinking fund payments for either Series of Notes.


Optional Redemption.........  Neither Series of Notes will be redeemable prior to maturity.

Ranking.....................  The Notes of each Series will constitute unsecured general obligations of the Company, will be subordinated to all existing and future Senior Indebtedness of the Company and will be effectively subordinated to all existing and future indebtedness and other obligations of the Company's subsidiaries. At September 30, 1997, the Company had approximately $1.6 billion of Senior Indebtedness outstanding, approximately $1.3 billion of which was guaranteed by substantially all of the Company's subsidiaries and approximately $353.0 million of which was secured. Under the Indenture, there is no limitation on the amount of Senior Indebtedness or other indebtedness that the Company may incur, nor is there any limitation on the amount of indebtedness or other obligations that the Company's subsidiaries may incur. To the extent and in the manner provided in the Indenture, Senior Indebtedness must be paid before any payment may be made to holders of the Notes. Each Series of Notes will be pari passu with the other Series of Notes. See "Description of the Notes--General" and "--Subordination" herein and "Description of Securities--Debt Securities--Subordination" in the accompanying Prospectus.

Covenants...................  Neither Series of Notes contains any provisions which will restrict the Company or any of its subsidiaries from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured, and whether senior or junior to, or pari passu with, the Notes. Neither Series of Notes contains any provisions which will restrict the Company or any of its subsidiaries from paying dividends or making other distributions on its or their capital stock or purchasing or redeeming its or their capital stock. Neither Series of Notes contains any financial ratios or specified levels of liquidity to which the Company must adhere. In addition, neither Series of Notes contains any provision which limits the ability of the Company to merge or consolidate with, or sell assets to, any other person or which requires the Company to repurchase, redeem or modify the terms of the Notes upon a change of control or other events involving the Company which may adversely affect the creditworthiness of the Notes. See "Description of the Notes-- Covenants."

Use of Proceeds.............  The Company intends to use the net proceeds from the sale of the Notes to repay a portion of indebtedness outstanding under the Credit Facility (as defined herein) and existing warehouse lines. See "Use of Proceeds."

                           INVESTMENT CONSIDERATIONS

  Prospective investors should carefully consider the following factors, in addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein, in connection with an investment in the Notes offered hereby.

  GENERAL LENDING RISKS. Since its initial public offering in 1991, the Company has achieved rapid growth in revenues and net income. The financial services business is subject to various business risks, including, but not limited to, the following: the risk that borrowers will not satisfy their payment obligations; the risk that, in the case of Home Equity Loans and Commercial Loans secured by real property, appraisals of property securing loans will not reflect the property's actual value, either due to valuation errors or fluctuations in the value of real estate and that, upon liquidation of real estate owned or properties securing loans, the Company may suffer a loss; the risk that, in the case of Auto Loans, upon a default by the borrower, the Company may not be able to repossess the related vehicle and, if it is able to repossess the vehicle, the value of the vehicle may be insufficient to satisfy the loan in full; and the risk that changes in interest rates after the origination of a loan and prior to its sale may narrow the spread between the variable interest rates the Company pays under its warehouse lines and the interest rates paid by the borrowers, and may reduce the Gain on Sale of Receivables which is not locked in until the loans are sold. A decrease in interest rates also could cause an increase in the rate at which outstanding loans are prepaid, reducing the period of time during which the Company collects the interest-only strip receivables and other servicing income with respect to such prepaid loans. See "--Impact of Prepayment on Interest-Only Strip Receivables." In addition, with respect to Home Equity Loans that are junior mortgage loans, the Company's security interest in the property securing its loan is subordinated to the interest of a senior mortgage lender, if any. If the value of the property securing a Home Equity Loan that is a junior mortgage loan is not sufficient to repay the borrower's obligation to the senior mortgage holders upon foreclosure, as will typically be the case with 125 LTV Loans, there will be no realizable value in such property to satisfy the borrower's obligation to the Company. Similarly, if the value of the property securing a senior mortgage loan declines sufficiently over time, the realizable value in such property may be less than the borrower's obligation to the Company.

  Many of the foregoing business risks become more acute in an economic slowdown or recession, which may be accompanied by decreased demand for credit and declining real estate and other asset values. Specifically, in the mortgage business, any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of a default. Delinquencies, foreclosures, repossessions and losses generally increase during economic slowdowns or recessions. Because certain of the Company's borrowers may have had past credit problems, in the home equity loan market, the auto loan market and certain other markets, the actual rates of delinquencies, foreclosures, repossessions and losses, as applicable, could be higher under adverse economic conditions than those experienced in such markets in general. In addition, in an economic slowdown or recession, the Company's servicing costs may increase. Any sustained period of increased delinquencies, foreclosures, repossessions, losses or costs could adversely affect the Company's ability to sell loans or other assets through securitization and could increase the cost of selling loans or other assets through securitization, which could adversely affect the Company's financial condition and results of operations.

  IMPACT OF PREPAYMENT ON INTEREST-ONLY STRIP RECEIVABLES. Gain on Sale of Receivables represents the majority of the Company's revenues. Gain on Sale of Receivables represents the difference between the proceeds (including premiums) from the sale of loans, net of related transaction costs, and the allocated carrying amount of the loans sold, where the allocated carrying amount is determined by allocating the original amount of the loans (including premiums paid on loans purchased) between the portion sold and any retained interests (interest-only strip receivables) based on their relative fair values at the date of sale. The net unrealized gains on valuation of interest-only strips include the recognition of unrealized gains which represents the initial difference between the allocated carrying amount of loans sold and their fair market value. The calculation of the fair value of the interest-only strip receivables utilizes certain estimates made by management at the time loans are sold. These estimates include the following: (i) discount rate used to calculate present value; (ii) rate of prepayment; (iii) adequate servicing compensation; and
(iv) the provision for credit losses on loans sold. The rate of prepayment of loans may be affected by a variety of economic and other factors, including prevailing interest rates and the availability of alternative financing. The effects of these factors may vary depending on the particular type of loan. Estimates of prepayment rates are made based on management's expectations of future prepayment rates, which are based, in part, on the historic performance of the Company's loans and other considerations. There can be no assurance of the accuracy of management's estimates. Moreover, when the Company introduces new loan products, such as 125 LTV Loans, there can be no assurance that the historic performance of the Company's other loan products will accurately predict the future performance of such new loan products. If actual prepayments occur more quickly than was projected at the time loans were sold, the carrying value of the interest-only strip receivables may have to be written down through a charge to earnings in the period of adjustment. The timing of sales of the Company's loans may impact the Company's earnings from quarter to quarter.

  NEED FOR ADDITIONAL FUNDS AND DEPENDENCE ON SECURITIZATION TO FINANCE LENDING ACTIVITIES. The Company has a constant need for capital to finance its lending activities. At September 30, 1997, the Company had outstanding $1.6 billion of notes payable, $399.7 million of which will mature prior to December 31, 1998 and $1.5 billion of which will mature prior to the maturity of the Notes. The notes payable include $525.0 million principal amount of senior unsecured notes (the "Private Senior Unsecured Notes"), $175.0 million principal amount of the Company's 8.05% Senior Notes due 2002 and $125.0 million principal amount of the Company's 8.375% Senior Notes due 2004 (collectively, the "Public Unsecured Senior Notes" and, collectively with the Private Unsecured Senior Notes, the "Unsecured Senior Notes"), $429.3 million of borrowings outstanding under the Company's $800.0 million unsecured revolving credit facility (the "Credit Facility") and $353.0 million outstanding under various warehouse lines of credit. The Senior Unsecured Notes and borrowings outstanding under the Credit Facility are currently guaranteed by substantially all of the Company's subsidiaries. While the Company believes that it will be able to refinance or otherwise repay its outstanding indebtedness, including short-term debt, in the normal course of its business, there can be no assurance that the Company's existing lenders will agree to refinance such debt, that other lenders will be willing to extend lines of credit to the Company or that funds otherwise generated from operations will be sufficient to satisfy such obligations. Future financing may involve the issuance of additional debt securities, Common Stock or other securities, including securities convertible into or exercisable for Common Stock.

  The terms upon which the Company is able to obtain financing are affected by the Company's credit ratings. In connection with the offering of the Notes, Moody's Investors Service ("Moody's") confirmed its ratings of Ba1 for the Company's outstanding senior notes and Ba2 for the Company's $1.72 Mandatory Convertible Preferred Stock (the "Preferred Shares"), but changed its outlook from stable to negative. Moody's stated that continued increases in effective leverage and delinquencies will put additional downward pressure on its ratings. As of the date of this Prospectus Supplement, neither Moody's nor any other rating agency has downgraded the ratings of the Company's securities, although no assurance can be given that any such downgrading will not occur in the future.

  Since 1989, the Company has pooled and sold substantially all of the loans or other assets which it originates or purchases through securitization transactions as a means to improve its liquidity and to repay the Company's warehouse lenders. Accordingly, adverse changes in the securitization market in general, or adverse developments relating to the Company in particular, could impair the Company's ability to originate, purchase and sell loans or other assets on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's business and results of operations. Any delay in the sale of a loan or other asset pool would postpone the recognition of gain on such loans until their sale. Such delays could cause the Company's earnings to fluctuate from quarter to quarter.

  REGULATION OF LENDING ACTIVITIES; DEPENDENCE ON FEDERAL PROGRAMS; AND POSSIBLE ENVIRONMENTAL LIABILITIES. The operations of the Company are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, including, among other things, regulating credit granting activities, establishing maximum interest rates, insurance coverages and charges, requiring disclosures to customers, governing secured transactions and setting collection, repossession and claims handling procedures and other trade practices. There can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future which could make compliance much more difficult or expensive, restrict the Company's ability to originate or sell loans, further limit or restrict the amount of interest and other charges earned under loans originated or purchased by the Company, or otherwise adversely affect the business or prospects of the Company. In addition, the elimination of or a substantial reduction in the current home mortgage interest income tax deduction could curtail the amount of Home Equity Loan originations, which could have an adverse effect on the Company's results of operations or financial condition.

  In the course of its business, the Company has acquired, and may in the future acquire, properties through foreclosure. Primarily with respect to commercial properties securing Commercial Loans, there is a risk that hazardous substances or wastes could be discovered on such properties after foreclosure. In such event, the Company might be required to remove such substances at its sole cost and expense. There can be no assurance that the cost of such removal would not substantially exceed the value of affected properties or the loans secured by the properties, that the Company would have adequate remedies against the prior owner or other responsible parties or that the Company would not find it difficult or impossible to sell the affected properties either prior to or following any such removal.

  For the nine months ended September 30, 1997 and the year ended December 31, 1996, of the loans originated by the Company, approximately 9% and 11%, respectively, by principal amount were Commercial Loans and approximately 8% and 8%, respectively, by principal amount were Student Loans. The discontinuation, elimination or significant reduction of guarantee levels for the related federal programs could have a material adverse effect on the Company's operations.

  From time to time, legislation has been introduced in the United States Congress that would, among other things, abolish HUD, reduce federal spending for housing and community development activities and eliminate the Title I program. Other changes to HUD have been proposed, which, if adopted, could affect the operation of the Title I program. No assurance can be given that the Title I program will continue in existence or that HUD will continue to receive sufficient funding for the operation of the Title I program. Under the Omnibus Budget Reconciliation Act of 1993, Congress made a number of changes that may affect the financial condition of the entities which guarantee Student Loans. In addition, that legislation greatly expanded the Federal Direct Student Loan Program volume to a target of 60% of Student Loan demand in academic year 1998-1999, which could result in decreasing volumes of conventional Student Loans of the type originated by the Company. There can be no assurance that such changes will not have an adverse effect on the Company's volume of Student Loan originations or on its ability to securitize the Student Loans it originates due to the potential adverse impact on the Student Loan guarantors. Further, the level of competition in the secondary market for Student Loans could be reduced, resulting in fewer potential buyers of Student Loans and lower prices for loans sold in the secondary market. In addition, the United States Department of Education is implementing a direct consolidation loan program, which may further reduce the volume of Student Loans originated. Finally, federal legislation considered by Congress from time to time could modify many of the provisions of existing federal laws relating to Student Loans. Until final legislation is adopted, the impact on the Company, if any, is impossible to determine.

  SUBORDINATION; HOLDING COMPANY STRUCTURE. The Notes of each Series will constitute unsecured general obligations of the Company, will be subordinated to all existing and future Senior Indebtedness of the Company and will be effectively subordinated to all existing and future indebtedness and other obligations of the Company's subsidiaries. At September 30, 1997, the Company had approximately $1.6 billion of Senior Indebtedness outstanding, approximately $1.3 billion of which was guaranteed by substantially all of the Company's subsidiaries and approximately $353.0 million of which was secured. See "Capitalization." Of such outstanding Senior Indebtedness, approximately $429.3 million was outstanding under the Credit Facility and $353.0 million was outstanding under secured warehouse lines, $248.3 million of which is expected to be repaid with the net proceeds from the sale of the Notes. However, because the Credit Facility and warehouse lines are revolving credit facilities, there will be no restriction on the Company's ability to make further borrowings thereunder (provided, in the case of warehouse lines, that loans are available to secure such borrowings), including borrowings in excess of the amounts repaid. Under the Indenture, there is no limitation on the amount of Senior Indebtedness which the Company may incur, nor is there any limitation on the amount of indebtedness or other obligations that the Company's subsidiaries may incur.

  Upon any distribution of assets of the Company upon the dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of (and premium, if any) and interest on the Notes will be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full of all Senior Indebtedness, but the obligation of the Company to make payment of principal of (and premium, if any) or interest on the Notes will not otherwise be affected. No payment on account of principal (or premium, if any) or interest may be made on the Notes unless full payment of amounts then due for principal, premium, if any, sinking funds and interest on Senior Indebtedness has been made or duly provided for. In the event that, notwithstanding the foregoing, any payment by the Company described in the foregoing sentence is received by the Trustee under the Indenture, any Paying Agent or the holders of any of the Notes before all Senior Indebtedness is paid in full, such payment or distribution shall be paid over to the holders of such Senior Indebtedness or on their behalf for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. Subject to payment in full of Senior Indebtedness, the Holders of the Notes will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of such Senior Indebtedness out of the distributive share of the Notes.

  The Company is a holding company whose principal assets are the capital stock of its subsidiaries. Because the Company is a holding company, its rights and the rights of its creditors, including the holders of the Notes, except to the extent the Company may itself be a creditor with recognized claims against such subsidiaries, will rank junior to the claims of creditors of the subsidiaries with respect to the assets and earnings of the subsidiaries. In addition, as a holding company the Company's ability to meet debt service obligations and pay operating expenses and dividends depends on receipt of sufficient funds from its subsidiaries. There can be no assurance that the Company's subsidiaries will not enter into financing arrangements in the future that may restrict their ability to pay dividends to the Company.

  OBLIGATIONS OF THE COMPANY UPON CERTAIN CHANGES IN CONTROL. Marc Turtletaub, the Chief Executive Officer and President of the Company, and Alan Turtletaub, the Chairman of the Board of Directors of the Company, beneficially own or otherwise control an aggregate of approximately 35.2% of the outstanding Common Stock of the Company (32.3% assuming all of the Preferred Shares are converted at the maximum conversion rate of one share of Common Stock per Preferred Share). Certain of the Company's loan agreements, including the Credit Facility and the agreements pursuant to which the Private Senior Unsecured Notes were issued (the "Note Agreements"), prohibit Marc Turtletaub and Alan Turtletaub from beneficially owning in the aggregate less than a specified percentage of the outstanding voting stock of the Company, prohibit third parties from beneficially owning more than a specified percentage of the outstanding voting stock of the Company and/or prohibit certain changes in management of the Company. In the case of the Note Agreements, violation of such provisions could require the Company to offer to prepay such Private Senior Unsecured Notes or could permit the holders of 50% of the outstanding principal amount of any issue of Private Senior Unsecured Notes to declare all the outstanding Private Senior Unsecured Notes of such issue immediately due and payable. A default in any of such provisions could also cause defaults under the Credit Facility, the Public Senior Unsecured Notes and other loan agreements. While a majority of the executive officers relevant to such covenants have entered into employment agreements with the Company, there can be no assurance that any or all of such persons will remain employed with the Company. There can be no assurance that Marc Turtletaub and Alan Turtletaub will retain the required percentages of the voting control of the Company necessary to avoid violating such changes in control provisions.

  ABSENCE OF PUBLIC MARKET FOR THE NOTES. Each Series of Notes is a new issue of securities with no established trading market. The Company does not intend to apply for listing of either Series of Notes on a national securities exchange but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in either Series of Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of or trading markets for either Series of Notes or that an active public market for either Series of Notes will develop. If active public markets for the Notes do not develop, the market prices and liquidity of the Notes may be adversely affected.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the Notes are estimated to be $248.3 million, after deducting underwriting discounts and estimated offering expenses. The Company intends to use the net proceeds from the sale of the Notes to repay a portion of indebtedness outstanding under the Credit Facility and existing warehouse lines. See "Underwriting." Indebtedness was incurred under the Credit Facility for general corporate purposes, including loan originations and purchases. Borrowings under the Credit Facility mature on June 30, 2000. At September 30, 1997, outstanding borrowings under the Credit Facility were $429.3 million with a weighted average interest rate of 6.46%. The Company's warehouse lines generally mature within one year. At September 30, 1997, outstanding borrowings under the Company's warehouse lines were $353.0 million in the aggregate and had a weighted average interest rate of 6.35%.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at September 30, 1997 and as adjusted to give effect to the receipt by the Company of the net proceeds from the sale of the Notes and the application of the net proceeds therefrom to reduce outstanding indebtedness. See "Use of Proceeds."

                                                           SEPTEMBER 30, 1997
                                                         ----------------------
                                                           ACTUAL   AS ADJUSTED
                                                         ---------- -----------
                                                             (IN THOUSANDS)
Notes payable(1)........................................ $1,614,298 $1,366,048
Subordinated debt:
 7.30% Subordinated Notes due 2002......................        --     150,000
 7.95% Subordinated Notes due 2007......................        --     100,000
 Other subordinated debt................................      2,000      2,000
                                                         ---------- ----------
    Total subordinated debt.............................      2,000    252,000
                                                         ---------- ----------
    Total debt..........................................  1,616,298  1,618,048
                                                         ---------- ----------
Shareholders' equity:
  $1.72 Mandatory Convertible Preferred Stock, no par
   value; 10,000,000 shares authorized; 5,215,000
   shares issued and outstanding; $138,198 aggregate
   liquidation preference ..............................    133,363    133,363
  Common stock, no par value; 250,000,000 shares
   authorized; 58,278,091 shares issued and
   outstanding(2).......................................    195,215    195,215
  Foreign currency translation adjustments..............          2          2
  Retained earnings.....................................    340,315    340,315
                                                         ---------- ----------
    Total shareholders' equity..........................    668,895    668,895
                                                         ---------- ----------
    Total capitalization................................ $2,285,193 $2,286,943
                                                         ========== ==========

--------
(1) Includes short-term notes payable.

(2) Does not include options to purchase 4,336,125 shares of Common Stock which were outstanding at September 30, 1997.

                              RATIOS OF EARNINGS

  The following table sets forth the ratio of earnings to fixed charges for the Company for the nine months ended September 30, 1997 and 1996 and for each of the years in the five-year period ended December 31, 1996.

  The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest on all indebtedness and the portion of rental expense considered to be representative of interest.

                         NINE MONTHS ENDED
                           SEPTEMBER 30,             YEARS ENDED DECEMBER 31,
                         ------------------  ---------------------------------------------
                           1997      1996      1996      1995     1994     1993     1992
                         --------  --------  --------  --------  -------  -------  -------
                                           (DOLLARS IN THOUSANDS)
Earnings................ $264,164  $188,346  $273,357  $180,389  $98,462  $71,429  $58,552
                         ========  ========  ========  ========  =======  =======  =======
Interest expense........ $105,253  $ 91,426  $124,076  $ 93,985  $43,059  $29,184  $31,504
Rent expense(1).........    4,153     3,462     4,741     3,371    2,376    1,672    1,448
                         --------  --------  --------  --------  -------  -------  -------
Total fixed charges..... $109,406  $ 94,888  $128,817  $ 97,356  $45,435  $30,856  $32,952
                         ========  ========  ========  ========  =======  =======  =======
Ratio...................     2.42x     1.99x     2.12x     1.85x    2.17x    2.31x    1.78x
                         ========  ========  ========  ========  =======  =======  =======

--------
(1) Rent expense reflects one-third of the Company's total rent expense.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following tables set forth selected consolidated financial data with respect to the Company for the nine months ended September 30, 1997 and 1996 and each of the years in the five-year period ended December 31, 1996. The data for each of the years in the five-year period ended December 31, 1996 are derived in part from the audited Consolidated Financial Statements of the Company. The data for the nine months ended September 30, 1997 and 1996 are unaudited. In the opinion of the Company's management, however, the accompanying data contains all adjustments, which consist only of normal recurring items, necessary for a fair presentation, in accordance with generally accepted accounting principles, of such data for such periods. The results of operations for the nine months ended September 30, 1997 are subject to year-end audit and adjustments and are not necessarily indicative of the results of operations to be expected for the full year. See the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1997, incorporated by reference herein.

CONSOLIDATED STATEMENTS OF INCOME DATA:

                            NINE MONTHS ENDED
                              SEPTEMBER 30,            YEARS ENDED DECEMBER 31,
                            ----------------- -------------------------------------------
                              1997   1996(1)  1996(1)  1995(1)  1994(1)  1993(1)  1992(1)
                            -------- -------- -------- -------- -------- -------- -------
                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
REVENUES:
Gain on sale of
 receivables, including
 net unrealized gain on
 valuation of interest-
 only strips..............  $422,431 $276,933 $416,038 $274,159 $213,625 $121,960 $71,767
Finance income, fees
 earned and other.........   214,479  175,791  234,211  156,563   70,557   60,233  62,791
                            -------- -------- -------- -------- -------- -------- -------
                             636,910  452,724  650,249  430,722  284,182  182,193 134,558
                            -------- -------- -------- -------- -------- -------- -------
EXPENSES:
Salaries and employee
 benefits.................   172,088  117,001  170,296  119,423   85,596   53,844  40,831
Other operating expenses..   190,767  138,527  194,098  123,394   96,188   53,462  33,521
Interest..................   105,253   91,426  124,076   93,985   43,059   29,184  31,504
Provision for credit
 losses on loans not
 sold.....................    14,044   12,312   17,239   10,887    6,312    5,130   3,102
                            -------- -------- -------- -------- -------- -------- -------
                             482,152  359,266  505,709  347,689  231,155  141,620 108,958
                            -------- -------- -------- -------- -------- -------- -------
Income before income
 taxes....................   154,758   93,458  144,540   83,033   53,027   40,573  25,600
Income taxes..............    62,781   37,637   58,885   34,318   21,706   18,802  10,374
                            -------- -------- -------- -------- -------- -------- -------
Net income................  $ 91,977 $ 55,821 $ 85,655 $ 48,715 $ 31,321 $ 21,771 $15,226
                            ======== ======== ======== ======== ======== ======== =======
Net income per common
 share(2):
  Primary.................  $   1.44 $   0.95 $   1.44 $   0.95 $   0.62 $   0.48 $  0.34
                            ======== ======== ======== ======== ======== ======== =======
  Fully diluted...........  $   1.42 $   0.95 $   1.41 $   0.95 $   0.62 $   0.48 $  0.34
                            ======== ======== ======== ======== ======== ======== =======

                           NINE MONTHS ENDED
                             SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                         --------------------- ------------------------------------------------------
                            1997     1996(1)    1996(1)    1995(1)    1994(1)    1993(1)    1992(1)
                         ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Weighted average number
 of common shares
 outstanding(2):
  Primary............... 59,369,690 58,629,987 59,085,322 51,023,609 50,804,963 45,347,486 45,168,750
                         ========== ========== ========== ========== ========== ========== ==========
  Fully diluted......... 64,771,520 58,889,385 60,821,321 51,023,609 50,804,963 45,347,486 45,168,750
                         ========== ========== ========== ========== ========== ========== ==========
Cash dividends.......... $   12,532 $    3,954 $    6,308 $    3,492 $    2,371 $    1,688 $      402
                         ========== ========== ========== ========== ========== ========== ==========

-------
(1) All periods have been reclassified to reflect the adoption of FAS 125.
(2) Net income per common share is computed using the weighted average number of shares of common stock outstanding during the period, after giving effect to common stock equivalents arising from the issuance and the assumed conversion of the Preferred Shares and the assumed exercise of stock options. In addition, all share and per share amounts have been restated to reflect stock splits effected by the Company.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION DATA:

                              AT
                         SEPTEMBER 30,                  AT DECEMBER 31,
                         ------------- -------------------------------------------------
                             1997       1996(1)    1995(1)    1994(1)  1993(1)  1992(1)
                         ------------- ---------- ---------- --------- -------- --------
                                                 (IN THOUSANDS)
Receivables, net........  $1,601,138   $1,385,934 $1,029,853 $ 637,017 $570,856 $348,769
Interest-only strip
 receivables, net.......     826,329      586,300    399,204   255,756  193,300  138,048
Total assets............   2,904,121    2,391,940  1,667,093 1,101,281  878,743  591,360
Notes payable...........   1,614,298    1,319,197  1,075,892   676,420  501,636  285,864
Subordinated debt.......       2,000        2,000     24,000    24,000   41,000   53,000
Shareholders' equity....     668,895      582,509    241,126   194,263  165,313  126,155

OTHER SELECTED FINANCIAL DATA:

                             AS OF AND FOR THE
                             NINE MONTHS ENDED
                               SEPTEMBER 30,              AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                          ------------------------  -----------------------------------------------------------
                             1997        1996(1)      1996(1)     1995(1)     1994(1)     1993(1)     1992(1)
                          -----------  -----------  -----------  ----------  ----------  ----------  ----------
                                                      (DOLLARS IN THOUSANDS)
Volume of loans
 originated and
 purchased..............  $ 5,453,372  $ 4,039,226  $ 5,693,054  $3,822,971  $2,779,408  $1,699,010  $1,007,465
Serviced loan
 portfolio..............  $15,250,171  $11,174,863  $12,192,432  $8,621,467  $5,898,469  $3,872,708  $2,963,930
Average shareholders'
 equity to average total
 assets.................        23.63%       16.31%       20.29%      15.73%      18.16%      19.83%      19.97%
Return on average assets
 (net income divided by
 average total
 assets)(2).............         4.64%        3.69%        4.22%       3.52%       3.16%       2.96%       2.56%
Return on average equity
 (net income divided by
 average equity)(2).....        19.65%       22.63%       20.80%      22.38%      17.42%      14.93%      12.82%
Debt to equity ratio
 (notes payable plus
 subordinated debt
 divided by
 shareholders' equity)..       2.42:1       3.32:1       2.27:1      4.56:1      3.61:1      3.28:1      2.68:1

-------
(1) All periods have been reclassified to reflect the adoption of FAS 125.
(2) The percentages for the nine-month periods ended September 30, 1997 and 1996 have been annualized.

  The following table sets forth certain selected operating data with respect to the Company for the nine month periods ended September 30, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1996:

                             AS OF AND FOR THE
                             NINE MONTHS ENDED
                               SEPTEMBER 30,        AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                          ------------------------  ---------------------------------------------
                             1997         1996           1996           1995           1994
                          -----------  -----------  --------------  -------------- --------------
                                                (DOLLARS IN THOUSANDS)
Originations:
  Home Equity Loans.....  $ 4,035,632  $ 2,998,627  $    4,150,992  $   2,885,044  $   2,013,027
  Commercial Loans......      513,774      428,362         635,498        440,728        420,416
  Student Loans.........      421,421      310,453         458,459        369,129        345,965
  Auto Loans............      482,545      301,784         448,105        128,070             --
                          -----------  -----------  --------------  -------------  -------------
  Total originations....  $ 5,453,372  $ 4,039,226  $    5,693,054  $   3,822,971  $   2,779,408
                          ===========  ===========  ==============  =============  =============
Serviced Loan Portfolio:
  Home Equity Loans.....  $10,423,203  $ 7,585,765  $    8,230,776  $   5,751,677  $   3,725,918
  Commercial Loans......    2,562,022    2,134,181       2,282,384      1,907,050      1,605,645
  Student Loans.........    1,489,390    1,090,421       1,203,739        845,501        566,906
  Auto Loans............      775,556      364,496         475,533        117,239             --
                          -----------  -----------  --------------  -------------  -------------
  Total Serviced Loan
   Portfolio............  $15,250,171  $11,174,863  $   12,192,432  $   8,621,467  $   5,898,469
                          ===========  ===========  ==============  =============  =============
Charge-offs, net:
  Home Equity Loans.....  $    41,036  $    26,363  $       37,039  $      24,205  $      19,942
   Percent of total
    (1)(4)..............         0.53%        0.46%           0.45%          0.42%          0.54%

  Commercial Loans......  $     1,946  $     2,040  $        2,553  $       1,732  $       1,293
   Percent of total
    (2)(4)..............         0.34%        0.48%           0.41%          0.40%          0.37%

  Auto Loans............  $    24,855  $     3,987  $        7,474  $         290             --
   Percent of total
    (3)(4)..............         4.28%        1.46%           1.57%          0.25%            --
                          -----------  -----------  --------------  -------------  -------------
  Total charge-offs,
   net..................  $    67,837  $    32,390  $       47,066  $      26,227  $      21,235
                          ===========  ===========  ==============  =============  =============

--------
(1) Represents the amount of Home Equity Loans charged off, net, as a percentage of the Home Equity Loans in the Serviced Loan Portfolio.
(2) Represents the amount of Commercial Loans charged off, net, as a percentage of the unguaranteed portion of the Commercial Loans in the Serviced Loan Portfolio.
(3) Represents the amount of Auto Loans charged off, net, as a percentage of the Auto Loans in the Serviced Loan Portfolio.
(4) The percentages for the nine-month periods ended September 30, 1997 and 1996 have been annualized.

                            AS OF AND
                             FOR THE
                           NINE MONTHS
                              ENDED      AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                          SEPTEMBER 30,  ----------------------------------------------
                               1997           1996            1995           1994
                          -------------- --------------  --------------  --------------
                                            (DOLLARS IN THOUSANDS)
Delinquencies:
 Home Equity Loans:
  30-59 days............         1.61%             1.31%           1.76%          1.77%
  60-89 days............         0.94              0.81            0.68           0.42
  90 + days.............         4.23              3.83            2.42           1.86
                             --------    --------------  --------------  -------------
  Total delinquencies...         6.78%             5.95%           4.86%          4.05%
                             ========    ==============  ==============  =============
 Commercial Loans:
  30-59 days............         0.96%             1.08%           1.01%          0.89%
  60-89 days............         0.47              0.60            0.35           0.41
  90 + days.............         4.79              4.21            3.97           3.67
                             --------    --------------  --------------  -------------
  Total delinquencies...         6.22%             5.89%           5.33%          4.97%
                             ========    ==============  ==============  =============
 Auto Loans(1):
  30-59 days............         7.14%             2.15%           1.60%            --%
  60-89 days............         2.02              0.47            0.15             --
  90 + days.............         0.71              0.41            0.04             --
                             --------    --------------  --------------  -------------
  Total delinquencies...         9.87%             3.03%           1.79%            --%
                             ========    ==============  ==============  =============
Collateral owned or
 serviced for others
 (Home Equity,
 Commercial and Auto
 Loans) at end of
 period(2)..............     $ 77,998    $       44,785  $       24,337  $      25,592
                             ========    ==============  ==============  =============
Allowance for credit
 losses.................     $ 20,842    $       19,895  $       15,591        $14,014
Allowance for credit
 losses and loans sold..      334,363           220,085         125,155         63,849
                             --------    --------------  --------------  -------------
  Total allowance for
   credit losses........     $355,205    $      239,980  $      140,746  $      77,863
                             ========    ==============  ==============  =============

--------
(1) The Company began originating Auto Loans in 1995.

(2) Includes collateral owned by trusts which have issued asset-backed securities in the amounts of $73,655,000 $37,586,000, $14,126,000 and
    $13,705,000 at September 30, 1997 and December 31, 1996, 1995 and 1994,
    respectively.

                           DESCRIPTION OF THE NOTES

  Each Series of Notes is to be issued under a Subordinated Indenture to be dated as of December 1, 1997 entered into by the Company and The Bank of New York, as trustee (the "Trustee"), as supplemented by the first and second supplemental indentures (the "Indenture"). The following summaries of certain provisions of the Notes and the Indenture, a copy of which has been incorporated by reference as an exhibit to the Registration Statement of which the Prospectus is a part, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Notes and the Indenture, including the definitions therein of certain terms. Capitalized terms used in "Description of the Notes" have the meanings attributed to them in the Notes or the Indenture unless otherwise defined herein.

  The following description of the particular terms of each Series of Notes offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities and the Indenture set forth in the Prospectus, to which reference is hereby made.

GENERAL

  The Five Year Notes will be limited to $150 million aggregate principal amount and will mature on December 1, 2002. The Ten Year Notes will be limited to $100 million aggregate principal amount and will mature on December 1, 2007. Each Series of Notes will bear interest at the rate set forth on the front cover of this Prospectus Supplement from December 1, 1997, payable semi-annually on June 1 and December 1 of each year, commencing June 1, 1998, to the registered holders at the close of business on the May 15 or November 15 preceding such June 1 or December 1, respectively, whether or not such day is a business day. Interest on each Series of Notes will be computed on the basis of a 360-day year of twelve 30-day months.

SUBORDINATION

  The Notes of each Series will constitute unsecured general obligations of the Company, will be subordinated to all existing and future Senior Indebtedness of the Company and will be effectively subordinated to all existing and future indebtedness and other obligations of the Company's subsidiaries. At September 30, 1997, the Company had approximately $1.6 billion of Senior Indebtedness outstanding, approximately $1.3 billion of which was guaranteed by substantially all of the Company's subsidiaries and approximately $353.0 million of which was secured. See "Capitalization." Of such outstanding Senior Indebtedness, approximately $429.3 million was outstanding under the Credit Facility and $353.0 million was outstanding under secured warehouse lines, $248.3 million of which is expected to be repaid with the net proceeds from the sale of the Notes. However, since the Credit Facility and the warehouse lines are revolving credit facilities, there will be no restriction on the Company's ability to make further borrowings thereunder (provided, in the case of warehouse lines, that loans are available to secure such borrowings), including borrowings in excess of the amounts repaid. Under the Indenture, there is no limitation on the amount of Senior Indebtedness which the Company may incur, nor is there any limitation on the amount of indebtedness or other obligations that the Company's subsidiaries may incur. Each Series of Notes will rank pari passu with the other Series of Notes. See "Description of Securities--Debt Securities--Subordination" in the Prospectus.

  Upon any distribution of assets of the Company upon the dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of (and premium, if any) and interest on the Notes will be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full of all Senior Indebtedness, but the obligation of the Company to make payment of principal (and premium, if any) or interest on the Notes will not otherwise be affected. No payment on account of principal (or premium, if any) or interest may be made on the Notes unless full payment of amounts then due for principal, premium, if any, sinking funds and interest on Senior Indebtedness has been made or duly provided for. In the event that, notwithstanding the foregoing, any payment by the Company described in the foregoing sentence is received by the Trustee under the Indenture, any Paying Agent or the holders of any of the Notes before all Senior Indebtedness is paid in full, such payment or distribution shall be paid over to the holders of such Senior

Indebtedness or on their behalf for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. Subject to payment in full of Senior Indebtedness, the Holders of the Notes will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of such Senior Indebtedness out of the distributive share of the Notes.

  The Company is a holding company whose principal assets are the capital stock of its subsidiaries. Because the Company is a holding company, its rights and the rights of its creditors, including the holders of the Notes, except to the extent the Company may itself be a creditor with recognized claims against such subsidiaries, will rank junior to the claims of creditors of the subsidiaries with respect to the assets and earnings of the subsidiaries, including claims relating to guarantees by such subsidiaries of Indebtedness of the Company. In addition, as a holding company, the Company's ability to meet debt service obligations and pay operating expenses and dividends depends on receipt of sufficient funds from its subsidiaries. There can be no assurance that the Company's subsidiaries will not enter into financing arrangements in the future that may restrict their ability to pay dividends to the Company.

OPTIONAL REDEMPTION

  Neither Series of Notes will be redeemable prior to maturity.

SINKING FUND

  There will be no sinking fund payments for either Series of Notes.

COVENANTS

  Neither the Notes nor the Indenture contain any provisions which will restrict the Company or any of its subsidiaries from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured, and whether senior or junior to, or pari passu with, the Notes. Neither Series of Notes contains any provisions which will restrict the Company or any of its subsidiaries from paying dividends or making other distributions on its or their capital stock or purchasing or redeeming its or their capital stock. Neither the Notes nor the Indenture contain any financial ratios or specified levels of liquidity to which the Company must adhere. In addition, neither the Notes nor the Indenture contain any provision which limits the ability of the Company to merge or consolidate with, or sell assets to, any other person or which requires the Company to repurchase, redeem or modify the terms of the Notes upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the Notes.

EVENTS OF DEFAULT

  Each Series of Notes shall be subject to the Events of Default set forth in the Prospectus. In addition to the Events of Default set forth in the Prospectus, it shall be an "Event of Default" under each Series of Notes if there shall be a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or under any guarantee of payment by the Company of indebtedness for money borrowed, whether such indebtedness or guarantee now exists or shall hereafter be created, which default relates to the obligation to pay the principal of or interest on any such indebtedness or guarantee when due and payable; provided, however, that in the case of a default in the payment of interest, such default shall continue for a period of thirty days; and provided, further that no default under either Series of Notes shall exist unless the amount of such default or defaults, either individually or in the aggregate, is in excess of $15,000,000.

DEFEASANCE

  Each Series of Notes is subject to the Company's legal defeasance option and covenant defeasance option as set forth under "Description of Securities--Debt Securities--Discharge, Legal Defeasance and Covenant

Defeasance" in the Prospectus. Under the Credit Facility, the Company is prohibited from defeasing the Notes prior to the maturity of the Credit Facility.

BOOK-ENTRY, DELIVERY AND FORM

  Each Series of Notes initially will be represented by one or more Global Notes deposited with The Depository Trust Company ("DTC") and registered in the name of DTC's nominee. Except as described in the Prospectus, each Series of Notes will be available for purchase in denominations of $1,000 principal amount, and integral multiples thereof, in book-entry form only. Unless and until certificated Notes are issued under the limited circumstances described in the Prospectus, no beneficial owner of a Note shall be entitled to receive a definitive certificate representing a Note. So long as the Notes are represented by the Global Notes, any payments in respect of the Notes will be made to DTC or its nominee, as the registered owner of the Global Notes. See "Description of Securities--Debt Securities--Book-Entry Debt Securities" in the Prospectus.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for each Series of Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in same-day funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.

CONCERNING THE TRUSTEE

  The Bank of New York is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with respect to each Series of Notes.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the principal amount of Notes set forth below opposite their respective names:

                                           PRINCIPAL AMOUNT  PRINCIPAL AMOUNT
      UNDERWRITER                         OF FIVE YEAR NOTES OF TEN YEAR NOTES
      -----------                         ------------------ -----------------
   Prudential Securities Incorporated....    $ 37,500,000      $ 25,000,000
   Bear, Stearns & Co. Inc. .............      37,500,000        25,000,000
   NationsBanc Montgomery Securities,
    Inc. ................................      37,500,000        25,000,000
   Salomon Brothers Inc..................      37,500,000        25,000,000
                                             ------------      ------------
     Total...............................    $150,000,000      $100,000,000
                                             ============      ============

  The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the Notes offered hereby if any are purchased.

  The Underwriters have advised the Company that they propose to offer each Series of Notes initially at the respective public offering prices set forth on the cover page hereof and to certain dealers at a price that represents a concession not in excess of 0.375% and 0.40% of the principal amount of the Five Year Notes and the Ten Year Notes, respectively. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.20% and 0.25% of the principal amount of the Five Year Notes and the Ten Year Notes, respectively, to certain other dealers. After the initial public offering, the public offering price and the concessions may be changed by the Underwriters.

  The Company has agreed to indemnify the several Underwriters, or to contribute to losses arising out of certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.

  Each Series of Notes is a new issue of securities with no established trading market. The Company does not intend to apply for listing of the either Series of Notes on a national securities exchange but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in either Series of Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of or trading markets for either Series of Notes or that an active public market for either Series of Notes will develop. If active public markets for the Notes do not develop, the market prices and liquidity of the Notes may be adversely affected.

  The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions.

  The Underwriters have agreed to reimburse the Company $175,000 for certain expenses incurred by the Company in connection with the sale of the Notes.

  The Underwriters receive customary fees for ordinary brokerage transactions with the Company and its affiliates. The Underwriters and their affiliates have performed investment banking services in the ordinary course of their respective businesses for the Company and its affiliates in the past, for which they have received customary compensation, and may continue to do so in the future.

  Prudential Securities Credit Corp., an affiliate of Prudential Securities Incorporated, provides the Company with various warehouse lines of credit under which the aggregate outstanding balance may not exceed $600 million. Bear Stearns Mortgage Capital Corporation, an affiliate of Bear, Stearns & Co. Inc., provides the Company with a mortgage warehouse line of credit under which the outstanding balance may not exceed $450 million. NationsBank of Texas, N.A., an affiliate of NationsBanc Montgomery Securities, Inc., is a lender to the Company pursuant to the Credit Facility, and its commitment thereunder is $40 million. The Company may use a portion of the net proceeds from the sale of the Notes to repay some or all of the indebtedness outstanding under the Credit Facility or one or more of such warehouse lines.

                                 LEGAL MATTERS

  The validity of the Notes offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan LLP, New York, New York. Certain other legal matters will be passed upon for the Company by Stroock & Stroock & Lavan LLP and Corporate Counsel to the Company. Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A., New York, New York will pass upon certain legal matters for the Underwriters. Stroock & Stroock & Lavan LLP will rely as to matters of New Jersey law upon Corporate Counsel to the Company. Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A. represents the Company in certain matters from time to time.

PROSPECTUS

                             THE MONEY STORE INC.

               COMMON STOCK, PREFERRED STOCK AND DEBT SECURITIES

   The Money Store Inc. (the "Company") may offer from time to time, together or separately, (i) shares of its Common Stock, no par value per share (the "Common Stock"), (ii) shares of its preferred stock, no par value per share (the "Preferred Stock"), (iii) its unsecured debt securities, which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities") (the Common Stock, the Preferred Stock and the Debt Securities are collectively referred to herein as the "Securities"), in amounts, at prices and on terms to be determined at the time of the offering thereof. The Subordinated Debt Securities and Preferred Stock may be convertible or exchangeable into other series of Debt Securities or shares of Common Stock. The Debt Securities may be guaranteed by certain wholly-owned subsidiaries of the Company named herein. The Securities offered pursuant to this Prospectus by the Company may be issued in one or more series or issuances the aggregate offering price of which will not exceed $734,146,250 (or the equivalent thereof if the Debt Securities are denominated in one or more foreign currencies or foreign currency units).

   The Selling Shareholder (as defined herein) also may offer and sell from time to time up to an aggregate of 1,250,000 shares of Common Stock. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder.

   The specific terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying supplement to this Prospectus (each, a "Prospectus Supplement"), including, where applicable, (i) in the case of Common Stock, the aggregate number of shares offered and whether such shares will be offered by the Company and/or the Selling Shareholder, (ii) in the case of the Preferred Stock, the specific designation, the aggregate number of shares offered, the dividend rate (or method of calculation thereof), the dividend period and dividend payment dates, whether such dividends will be cumulative or noncumulative, the liquidation preference, the voting rights, if any, any terms for optional or mandatory redemption, any terms for conversion or exchange into other series of Debt Securities or Common Stock and any other special terms, and (iii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the ranking as Senior Debt Securities or Subordinated Debt Securities, the authorized denominations, the maturity, any premium, rate or method of calculation of interest and dates for payment thereof, any terms for optional or mandatory redemption, any sinking fund provisions, any terms for conversion or exchange into other series of Debt Securities or Common Stock and any other special terms. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

   The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. The Subordinated Debt Securities will be subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company.

   The Company and the Selling Shareholder may sell the Securities (i) through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, with such underwriters to be designated at the time of sale, (ii) through agents designated from time to time, or (iii) directly. The names of any underwriters or agents of the Company or of the Selling Shareholder involved in the sale of the Securities, the public offering price or purchase price thereof, any applicable commissions or discounts, any other terms of the offering of such Securities and the net proceeds to the Company or to the Selling Shareholder from such sale, will be set forth in the applicable Prospectus Supplement.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

April 10, 1997

  FOR NORTH CAROLINA PURCHASERS: THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING, NOR HAS THE COMMISSIONER ACTED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                             AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the following public reference facilities maintained by the Commission: Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, New York 10048; and the Citibank Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Station of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. In addition, such materials may be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov. Reports, proxy statements and other information concerning the Company also may be inspected at the offices of the National Association of Securities Dealers, Inc. 1735 K Street, N.W., Washington, D.C. 20006.

   This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. These documents may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained at fees and charges prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents, previously filed by the Company with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

   (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

   (b) The Company's Current Report on Form 8-K dated April 9, 1997; and

   (c) The Company's Registration Statements on Form 8-A with respect to the Common Stock and the $1.72 Mandatory Convertible Preferred Stock
       (No. 1-10785).

   All reports and any definitive proxy or information statements filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified, or superseded, to constitute a part of this Prospectus.

   THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO ERIC R. ELWIN, ESQ., VICE PRESIDENT AND CORPORATE COUNSEL, 2840 MORRIS AVENUE, UNION, NEW JERSEY, 07083. TELEPHONE REQUESTS MAY BE DIRECTED TO ERIC R. ELWIN, ESQ. AT (908) 686-2000.

                                  THE COMPANY

   The Company is a financial services company engaged, through its subsidiaries, in the business of originating (including purchasing), selling and servicing consumer and commercial loans of specified types and offering related services. Loans originated by the Company primarily consist of (i) fixed and adjustable rate mortgage loans on residential real estate ("Home Equity Loans"), (ii) loans guaranteed in part ("SBA Loans") by the United States Small Business Administration (the "SBA") and commercial loans generally secured by first mortgages ("Small Business Loans" and, together with SBA Loans, "Commercial Loans"), (iii) government-guaranteed student loans ("Student Loans") and (iv) motor vehicle retail installment sale contracts purchased from automotive dealers ("Auto Loans").

   For the year ended December 31, 1996, the Company originated or purchased approximately $5.7 billion of loans. Of these loans, approximately 73% by principal amount were Home Equity Loans, approximately 11% by principal amount were Commercial Loans, approximately 8% by principal amount were Student Loans and approximately 8% by principal amount were Auto Loans. Based upon government agency sources, management believes that during each of the last 14 SBA fiscal years the Company originated a greater principal amount of SBA Loans than any other originator of SBA Loans in the United States.

   Substantially all of the loans originated and purchased by the Company are sold to institutional investors or pledged to the Company's lenders until the loans can be sold and the lenders repaid. Revenue is recognized as gain on sale of receivables, which represents the present value of the difference between the interest charged by the Company to a borrower and the interest rate received by the investor who purchased the loan, in excess of normal loan servicing fees (the "Excess Servicing Spread") and non-refundable fees and premiums on loans sold. The Company recognizes such gain on sale of receivables in the year that the loans are sold, although cash (representing the Excess Servicing Spread and servicing fees) is received by the Company over the lives of the loans. The Company's practice of selling its loans is designed to increase the Company's liquidity, reduce the need to access markets for capital and reduce certain risks associated with interest rate fluctuations. For loans sold during 1996, the Excess Servicing Spread averaged approximately 3.68% on Home Equity Loans, 2.09% on Commercial Loans, 1.90% on Student Loans and 10.09% on Auto Loans.

   The Company generally retains the right to service loans it sells or pledges. In addition to the Excess Servicing Spread, the Company receives fees in connection with its loan origination and servicing activities. The total portfolio of loans which the Company services (the "Serviced Loan Portfolio") was approximately $12.2 billion at December 31, 1996, consisting of $11.2 billion of loans that had been sold with servicing rights retained, $1.0 billion of loans (the "Retained Loan Portfolio") which the Company has not sold and approximately $24.4 million of loans (the "Repurchased Loan Portfolio") which the Company has repurchased from investors pursuant to contractual commitments. The Retained Loan Portfolio consists of (i) Home Equity Loans, Commercial Loans, Student Loans, Auto Loans and other loans that are warehoused pending their sale, (ii) the unsold unguaranteed portion of SBA Loans for which the related guaranteed portions have been sold, (iii) certain Student Loans during the period prior to the commencement of the borrower's repayment obligation, and (iv) loans that the Company otherwise determines to retain.

   At December 31, 1996, the Company operated out of 217 branch offices and was doing business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico.

   The Company was incorporated in New Jersey in 1974. The predecessor of the Company, which is now a wholly-owned subsidiary of the Company, began making Home Equity Loans in 1967. The Company's principal executive offices are located at 2840 Morris Avenue, Union, New Jersey 07083. Its telephone number is (908) 686-2000.

                              RATIOS OF EARNINGS

   The following table sets forth the ratio of earnings to fixed charges for the Company for each of the years in the five-year period ended December 31, 1996.

   The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest on all indebtedness and the portion of rental expense considered to be representative of interest.

                                           YEAR ENDED DECEMBER 31,
                                   --------------------------------------------
                                     1996     1995     1994     1993     1992
                                   --------  -------  -------  -------  -------
                                            (DOLLARS IN THOUSANDS)
Earnings.......................... $273,357  180,389  $98,462  $71,429  $58,552
                                   --------  -------  -------  -------  -------
Interest expense..................  124,076   93,985   43,059   29,184   31,504
Rent expense(1)...................    4,741    3,371    2,376    1,672    1,448
                                   --------  -------  -------  -------  -------
Total fixed charges............... $128,817  $97,356  $45,435  $30,856  $32,952
                                   ========  =======  =======  =======  =======
Ratio                                  2.12x    1.85x    2.17x    2.31x    1.78x
                                   ========  =======  =======  =======  =======

--------
(1) Rent expense reflects one-third of the Company's total rent expense.

                                USE OF PROCEEDS

   Except as may otherwise be set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for general corporate purposes. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholder.

                              SELLING SHAREHOLDER

   The Selling Shareholder is Marc Turtletaub, the President and Chief Executive Officer and a Director of the Company. The following table sets forth certain information with respect to the Selling Shareholder's beneficial ownership of Common Stock, as adjusted to reflect the sale by him of the shares registered for sale, at February 1, 1997.

                             SHARES                        SHARES BENEFICIALLY
                          BENEFICIALLY                         OWNED IF ALL
                         OWNED PRIOR TO                     REGISTERED SHARES
                            OFFERING      NUMBER OF SHARES       ARE SOLD
                       ------------------ BEING REGISTERED -----------------------
SELLING SHAREHOLDER      NUMBER   PERCENT     FOR SALE       NUMBER     PERCENT
-------------------    ---------- ------- ---------------- ------------ ----------
Marc Turtletaub....... 19,969,750  34.5%     1,250,000       18,719,750   32.3%

   Marc Turtletaub is a general partner in a general partnership with Alan Turtletaub, the Chairman of the Board of Directors of the Company, which has a one-third interest in a joint venture which is the lessor of the Company's corporate headquarters in Union, New Jersey. During the past three years, the Company has occupied approximately 50,000 square feet in Union under a lease recently extended to the year 2000. The annual rent under the lease, subject to certain adjustments, is approximately $1,200,000.

   From 1990 to 1993, Commercial Capital Co., Inc., a subsidiary of the Company ("CCC"), provided a secured revolving credit facility (the "MTGB Facility") to MTGB Partners ("MTGB"), a general partnership whose partners were Marc Turtletaub and another individual who was neither affiliated with the Company nor related to any Director or officer of the Company. The maximum amount of the MTGB Facility was $5 million and such facility bore interest at prime plus 2% per annum, adjusted quarterly. The term of the MTGB Facility expired on the earlier to occur of September 30, 1995 or the date of sale of all real property owned by Delta Diamond Oaks IV ("Delta Diamond"), a California limited partnership, or of MTGB's direct or indirect interest in Delta Diamond. MTGB repaid the facility in 1993.

                           DESCRIPTION OF SECURITIES

GENERAL

   The following description of the terms of the Securities sets forth certain general terms and provisions of the Securities to which any Prospectus Supplement may relate. The particular terms of the Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Securities so offered will be described in the Prospectus Supplement relating to such Securities.

COMMON STOCK

General

   The Company has 250,000,000 shares of authorized Common Stock, no par value per share. Holders of the Company's Common Stock are entitled to receive such dividends as may be legally declared by the Board of Directors. The Company has paid a quarterly dividend on its Common Stock since November 1992. The Company anticipates continuing this quarterly dividend program. Holders of the Common Stock are entitled to one vote for each share held of record. Action of the stockholders may generally be taken by the affirmative vote of a majority of the shares present or represented at a duly called meeting at which a quorum is present or represented. Holders of Common Stock have no preemptive or subscription rights and have no liability for further calls or assessments. All shares of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation. The transfer agent and registrar for the Common Stock is Registrar and Transfer Company of Cranford, New Jersey.

DEBT SECURITIES

   The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

   The Senior Debt Securities are to be issued under an indenture, as supplemented from time to time (the "Senior Indenture"), between the Company and The Chase Manhattan Bank, as Trustee (the "Senior Trustee"). The Subordinated Debt Securities are to be issued under an indenture as supplemented from time to time (the "Subordinated Indenture"), between the Company and The Bank of New York, as Trustee (the "Subordinated Trustee"). The term "Trustee" as used herein shall refer to either the Senior Trustee or the Subordinated Trustee, as appropriate, for Senior Debt Securities or Subordinated Debt Securities. The Senior Indenture and the Subordinated Indenture (being referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA").

   The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures, including the definitions of certain terms therein and in the TIA. Certain capitalized terms used below but not defined herein have the meanings ascribed to them in the applicable Indenture. Unless otherwise noted below, section references below are to both Indentures.

   The particular terms of the Debt Securities being offered (the "Offered Debt Securities"), any modifications of or additions to the general terms of the Debt Securities as described herein that may be applicable in the case of the Offered Debt Securities and any applicable federal income tax considerations will be described in the Prospectus Supplement relating to the Offered Debt Securities. Accordingly, for a description of the terms of the Offered Debt Securities, reference must be made both to the Prospectus Supplement relating thereto and the description of Debt Securities set forth in this Prospectus.

General

   The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness of the Company (including the Senior Debt Securities) as described under "--Debt Securities--Subordination" below. The Debt Securities may be issued in one or more series. The respective Indentures provide that there is no limitation on the amount of debt securities that may be issued thereunder from time to time.

   The Company primarily conducts its operations through its Subsidiaries. The rights of the Company and its creditors, including the Holders of the Debt Securities, to participate in the assets of any Subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the Subsidiary's creditors except to the extent that the Company may itself be a creditor with recognized claims against the Subsidiary.

   The accompanying Prospectus Supplement will set forth the terms of the Offered Debt Securities, which may include the following:

      (1) The title of the Offered Debt Securities and whether they are Senior Debt Securities or Subordinated Debt Securities.

      (2) The aggregate principal amount of the Offered Debt Securities and any limit on the aggregate principal amount of the Offered Debt Securities.

      (3) The percentage of the principal amount at which the Offered Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof or the method by which such portion shall be determined.

      (4) The date or dates on which or periods during which the Offered Debt Securities may be issued, and the date or dates, or the method by which such date or dates will be determined, on which the principal of (and premium, if any, on) the Offered Debt Securities will be payable.

      (5) The rate or rates at which the Offered Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest, if any, shall accrue or the method by which such date or dates shall be determined, the interest payment dates on which such interest will be payable and, if the Offered Debt Securities are Registered Securities, the regular record dates, if any, for the interest payable on such interest payment dates, and, if the Offered Debt Securities are floating rate securities, the notice, if any, to Holders regarding the determination of interest and the manner of giving such notice.

      (6) The place or places where the principal of (and premium, if any) and interest on the Offered Debt Securities shall be payable; the extent to which, or the manner in which, any interest payable on any Global Note (as defined below) on an interest payment date will be paid, and the manner in which any principal of, or premium, if any, on, any Global Note will be paid.

      (7) The obligation, if any, of the Company to redeem, repay or purchase the Offered Debt Securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of the Holder thereof and the period or periods within which, or the dates on which, the prices at which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation.

      (8) The right, if any, of the Company to redeem the Offered Debt Securities at its option and the period or periods within which, or the date or dates on which, the price or prices at which, and the terms and conditions upon which Offered Debt Securities may be redeemed, if any, in whole or in part, at the option of the Company or otherwise.

      (9) If the coin or currency in which the Offered Debt Securities shall be issuable is U.S. dollars, the denominations of the Offered Debt Securities if other than denominations of $1,000 and any integral multiple thereof.

      (10) Whether the Offered Debt Securities are to be issued as original issue discount securities ("Discount Securities") and the amount of discount at which such Offered Debt Securities may be issued and, if other than the principal amount thereof, the portion of the principal amount of Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof upon an Event of Default.

      (11) Provisions, if any, for the defeasance of Offered Debt Securities or certain of the Company's obligations with respect to the Offered Debt Securities.

      (12) Whether the Offered Debt Securities are to be issued as Registered Securities or Bearer Securities or both, and, if Bearer Securities are issued, whether any interest coupons appertaining thereto ("Coupons") will be attached thereto, whether such Bearer Securities may be exchanged for Registered Securities and the circumstances under which, and the place or places at which, any such exchanges, if permitted, may be made.

      (13) Whether provisions for payment of additional amounts or tax redemptions shall apply and, if such provisions shall apply, such provisions; and, if any of the Offered Debt Securities are to be issued as Bearer Securities, the applicable procedures and certificates relating to the exchange of temporary Global Notes for definitive Bearer Securities.

      (14) If other than U.S. dollars, the currency, currencies or currency units (the term "currency" as used herein will include currency units) in which the Offered Debt Securities shall be denominated or in which payment of the principal of (and premium, if any) and interest on the Offered Debt Securities may be made, and particular provisions applicable thereto and, if applicable, the amount of Offered Debt Securities which entitles the Holder of an Offered Debt Security or its proxy to one vote for purposes of voting at a meeting of Holders of the Offered Debt Securities.

      (15) If the principal of (and premium, if any) or interest on the Offered Debt Securities is to be payable, at the election of the Company or a Holder thereof, in a currency other than that in which the Debt Securities is denominated or payable without such election, in addition to or in lieu of the applicable provisions of the Indentures, the period or periods within which and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate or rates between the currency or currencies in which the Offered Debt Securities are denominated or payable without such election and the currency or currencies in which the Offered Debt Securities are to be paid if such election is made.

      (16) The date as of which any Offered Debt Securities shall be dated.

      (17) If the amount of payments of principal of (and premium, if any) or interest on the Offered Debt Securities may be determined with reference to an index, including, but not limited to, an index based on a currency or currencies other than that in which the Offered Debt Securities are denominated or payable, or any other type of index, the manner in which such amounts shall be determined.

      (18) If the Offered Debt Securities are denominated or payable in foreign currency, any other terms concerning the payment of principal of (and premium, if any) or any interest on the Offered Debt Securities (including the currency or currencies of payment thereof).

      (19) The designation of the original Currency Determination Agent, if any.

      (20) The applicable Overdue Rate, if any.

      (21) If the Offered Debt Securities do not bear interest, the applicable dates upon which the Company will furnish or cause to be furnished to the Trustee a list of the names and addresses of the Registered Holders of the Offered Debt Securities.

      (22) Any addition to, or modification or deletion of, any Events of Default or covenants provided for in the applicable Indenture with respect to the Offered Debt Securities.

      (23) If any of the Offered Debt Securities are to be issued as Bearer Securities, (x) whether interest in respect of any portion of a temporary Offered Debt Security in global form (representing all of the Outstanding Bearer Securities of the series) payable in respect of any interest payment date prior to the exchange of such temporary Offered Debt Security for definitive Offered Debt Securities shall be paid to any clearing organization with respect to the portion of such temporary Offered Debt Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the Persons entitled to interest payable on such interest payment date, (y) the terms upon which interests in such temporary Offered Debt Security in global form may be exchanged for interests in a permanent Global Note or for definitive Offered Debt Securities and the terms upon which interests in a permanent Global Note, if any, may be exchanged for definitive Offered Debt Securities and (z) the cities in which the Authorized Newspapers designated for the purposes of giving notices to Holders are published.

      (24) Whether the Offered Debt Securities shall be issued in whole or in part in the form of one or more Global Notes and, in such case, the depositary or any common depositary for such Global Notes; and if the Offered Debt Securities are issuable only as Registered Securities, the manner in which and the circumstances under which Global Notes representing Offered Debt Securities may be exchanged for Registered Securities in definitive form.

      (25) The designation, if any, of any depositaries, trustees (other than the applicable Trustee), paying agents, authenticating agents, security registrars (other than the applicable Trustee) or other agents with respect to the Offered Debt Securities.

      (26) If the Offered Debt Securities are to be issuable in definitive form only upon receipt of certain certificates or other documents or upon satisfaction of certain conditions, the form and terms of such certificates, documents or conditions.

      (27) If the Offered Debt Securities are Subordinated Debt Securities, whether they will be convertible or exchangeable into another series of Debt Securities or shares of Common Stock and, if so, the terms and conditions, which may in addition to or in lieu of the provisions contained in the Subordinated Indenture, upon which such Offered Debt Securities will be so convertible or exchangeable, including the conversion or exchange price and the conversion or exchange period.

      (28) Any other terms of the Offered Debt Securities not specified in the Indenture under which such Offered Debt Securities are to be issued (which other terms shall not be inconsistent with the provisions of such Indenture).

      (29) Whether the Offered Debt Securities will be guaranteed by the Subsidiary Guarantors named herein under "--Subsidiary Guarantees."

   The Debt Securities may be issued in one or more series under the Indentures, in each case as authorized from time to time by the Board of Directors of the Company, or any committee thereof or any duly authorized officer or pursuant to any modification of an Indenture. (Section 3.01)

   In the event that Discount Securities are issued, the Federal income tax consequences and other special considerations applicable to such Discount Securities will be described in the Prospectus Supplement relating thereto.

   The general provisions of the Indentures do not contain any provisions that would limit the ability of the Company or its Subsidiaries to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or its Subsidiaries. Reference is made to the accompanying Prospectus Supplement for information with respect to any deletions from, modifications of or additions, if any, to the Events of Default or covenants of the Company described below that are applicable to the Offered Debt Securities, including any addition of covenants or other provisions providing event risk or similar protection.

   All of the Debt Securities of a series need not be issued at the same time, and may vary as to denomination, interest rate, maturity and other provisions and unless otherwise provided, a series may be reopened for issuance of additional Debt Securities of such series. (Section 3.01)

   Denominations, Registration and Transfer

   Unless specified in the Prospectus Supplement, the Debt Securities of any series shall be issuable only as Registered Securities in denominations of $1,000 and any integral multiple thereof and shall be payable only in U.S. dollars. (Section 3.02) The Indentures also provide that Debt Securities of a series may be issuable in global form. See "--Debt Securities--Book-Entry Debt Securities." Unless otherwise indicated in the Prospectus Supplement, Bearer Securities (other than in global form) will have Coupons attached. (Section 2.01)

   Registered Securities of any series will be exchangeable for other Registered Securities of the same series of like aggregate principal amount and of like Stated Maturity and with like terms and conditions. If so specified in the Prospectus Supplement, at the option of the Holder thereof, to the extent permitted by law, any Bearer Security of any series which by its terms is registrable as to principal and interest may be exchanged for a Registered Security of such series of like aggregate principal amount and of a like Stated Maturity and with like terms and conditions, upon surrender of such Bearer Security at the corporate trust office of the applicable Trustee or at any other office or agency of the Company designated for the purpose of making any such exchanges. Subject to certain exceptions, any Bearer Security issued with Coupons surrendered for exchange must be surrendered with all unmatured Coupons and any matured Coupons in default attached thereto. (Section 3.05)

   Notwithstanding the foregoing, the exchange of Bearer Securities for Registered Securities will be subject to the provisions of United States income tax laws and regulations applicable to Debt Securities in effect at the time of such exchange. (Section 3.05)

   Except as otherwise specified in the Prospectus Supplement, in no event may Registered Securities, including Registered Securities received in exchange for Bearer Securities, be exchanged for Bearer Securities. (Section 3.05)

   Upon surrender for registration of transfer of any Registered Security of any series at the office or agency of the Company maintained for such purpose, the Company shall deliver, in the name of the designated transferee, one or more new Registered Securities of the same series of like aggregate principal amount of such denominations as are authorized for Registered Securities of such series and of a like Stated Maturity and with like terms and conditions. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.05)

   The Company shall not be required to (i) register, transfer or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the transmission of a notice of redemption of Debt Securities of such series selected for redemption and ending at the close of business on the day of such transmission, or to (ii) register, transfer or exchange any Debt Security so selected for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part. (Section 3.05)

   Events of Default

   Under the Indentures, "Event of Default" with respect to the Debt Securities of any series means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law, pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body): (1) default in the payment of any interest upon any Debt Security or any payment with respect to the Coupons, if any, of such series when it becomes due and payable, and continuance of such default for a period of 30 days; (2) default in the payment of the principal of (and premium, if any, on) any Debt Security of such series at its Maturity;
(3) default in the deposit of any sinking fund payment, when and as due by the terms of a Debt Security of such series; (4) default in the performance, or breach of any covenant or warranty in the applicable Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the applicable Indenture specifically dealt with or which expressly has been included in the applicable Indenture solely for the benefit of Debt Securities of a series other than such series), and continuance of such default or breach for a period of 60 days after there has been given to the Company by the applicable Trustee or to the Company and the applicable Trustee by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, a written notice specifying such default or breach and requiring it to be remedied; (5) certain events of bankruptcy, insolvency or reorganization with respect to the Company; or (6) any other Event of Default provided with respect to Debt Securities of that series pursuant to the applicable Indenture. (Section 5.01)

   Each Indenture requires the Company to file with the applicable Trustee, annually, an officers' certificate as to the Company's compliance with all conditions and covenants under the applicable Indenture. (Section 12.02) Each Indenture provides that the applicable Trustee may withhold notice to the Holders of a series of Debt Securities of any default (except payment defaults on such Debt Securities) if it considers such withholding to be in the interest of the Holders of such series of Debt Securities to do so. (Section 6.02)

   If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every case the applicable Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series may declare the principal amount (or, if any Debt Securities of such series are Discount Securities, such portion of the principal amount of such Discount Securities as may be specified in the terms of such Discount Securities) of the Debt Securities of such series to be due and payable immediately, by a notice in writing to the Company (and to the applicable Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount), plus accrued and unpaid interest (and premium, if any) shall become immediately due and payable. Upon payment of such amount in the currency in which such Debt Securities are denominated (except as otherwise provided in the applicable Indenture or specified in the Prospectus Supplement), all obligations of the Company in respect of the payment of principal of the Debt Securities of such series shall terminate. (Section 5.02)

   Subject to the provisions of each Indenture relating to the duties of the applicable Trustee, in case an Event of Default with respect to Debt Securities of a particular series shall occur and be continuing, the applicable Trustee shall be under no obligation to exercise any of its rights or powers under such Indenture at the request, order or direction of any of the Holders of Debt Securities of that series, unless such Holders shall have offered to the applicable Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. (Section 5.07) Subject to such provisions for the indemnification of the applicable Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of such series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee under such Indenture, or exercising any trust or power conferred on the applicable Trustee with respect to the Debt Securities of that series provided that such direction does not conflict with law or with the applicable Indenture. (Section 5.12)

   At any time after such a declaration of acceleration with respect to Debt Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the applicable Trustee as provided in the Indentures, the Holders of a majority in principal amount of the Outstanding Debt Securities of such series, by written notice to the Company and the applicable Trustee, may rescind and annul such declaration and its consequences if (1) the Company has paid or deposited with the applicable Trustee a sum in the currency in which such Debt Securities are denominated (except as otherwise provided in the applicable Indenture or specified in the Prospectus Supplement) sufficient to pay (A) all overdue installments of interest on all Debt Securities or all overdue payments with respect to any Coupons of such series, (B) the principal of (and premium, if any, on) any Debt Securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Debt Securities, (C) to the extent that payment of such interest is lawful, interest upon overdue installments of interest on each Debt Security of such series or upon overdue payments on any Coupons of such series at a rate established for such series, and (D) all sums paid or advanced by the applicable Trustee and the reasonable compensation, expenses, disbursements and advances of the applicable Trustee, its agents and counsel; and (2) all Events of Default with respect to Debt Securities of such series, other than the nonpayment of the principal of Debt Securities of such series which have become due solely by such declaration of acceleration, have been cured or waived as provided in the applicable Indenture. No such rescission and waiver will affect any subsequent default or impair any right consequent thereon. (Section 5.02)

   Modification or Waiver

   Without prior notice to or consent of any Holders, the Company and the applicable Trustee, at any time and from time to time, may modify the applicable Indenture for any of the following purposes: (1) to evidence the succession of another corporation to the rights of the Company and the assumption by such successor of the covenants and obligations of the Company in the applicable Indenture and in the Debt Securities and Coupons, if any, issued thereunder; (2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities and the Coupons, if any, appertaining thereto (and if such covenants are to be for the benefit of less than all series, stating that such covenants are expressly being included solely for the benefit of such series), or to surrender any right or power conferred in the applicable Indenture upon the Company; (3) to add any additional Events of Default (and if such Events of Default are to be applicable to less than all series, stating that such Events of Default are expressly being included solely to be applicable to such series); (4) to add or change any of the provisions of the applicable Indenture to such extent as shall be necessary to permit or facilitate the issuance thereunder of Debt Securities of any series in bearer form, registrable or not registrable, and with or without Coupons, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit the issuance of Debt Securities of any series in uncertificated form, provided that any such action shall not adversely affect the interests of the Holders of Debt Securities of any series or any related Coupons in any material respect; (5) to change or eliminate any of the provisions of the applicable Indenture, provided that any such change or elimination will become effective only when there is no Outstanding Debt Security issued thereunder or Coupon of any series created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply; (6) to secure the Debt Securities issued thereunder; (7) to supplement any of the provisions of the applicable Indenture to such extent as is necessary to permit or facilitate the defeasance and discharge of any series of Debt Securities, provided that any such action will not adversely affect the interests of the Holders of Debt Securities of such series or any other series of Debt Securities issued under such Indenture or any related Coupons in any material respect; (8) to establish the form or terms of Debt Securities and Coupons, if any, as permitted by the applicable Indenture; (9) to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of Debt Securities and to add to or change any of the provisions of the applicable Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or (10) to cure any ambiguity, to correct or supplement any provision in the applicable Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the applicable Indenture and the Debt Securities issued thereunder and the TIA or to make any other provisions with respect to matters or questions arising under the applicable Indenture which will not be inconsistent with any provision of the applicable Indenture; provided such other provisions shall not adversely affect the interests of the Holders of Outstanding Debt Securities or Coupons, if any, of any series created thereunder prior to such modification in any material respect. (Section 11.01)

   With the written consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification voting separately, the Company and the applicable Trustee may modify the applicable Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable Indenture or of modifying in any manner the rights of the Holders of Debt Securities and Coupons, if any, under the applicable Indenture; provided, however, that no such modification may, without the consent of the Holder of each Outstanding Debt Security of each such series affected thereby
(1) change the Stated Maturity of the principal of, or any installment of interest on, any Debt Security, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption thereof, or change the Stated Maturity of or reduce the amount of any payment to be made with respect to any Coupon, or change the currency or currencies in which the principal of (and premium, if any) or interest on such Debt Security is denominated or payable, or reduce the amount of the principal of a Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof, or adversely affect the right of repayment or repurchase, if any, at the option of the Holder, or reduce the amount of, or postpone the date fixed for, any payment under any sinking fund or analogous provisions for any Debt Security, or impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or limit the obligation of the Company to maintain a paying agency outside the United States for payments on Bearer Securities, or adversely affect the right to convert any Subordinated Debt Security into shares of Common Stock as may be set forth in the Prospectus Supplement; (2) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required for any such modification, or the consent of whose Holders is required for any waiver of compliance with certain provisions of the applicable Indenture or certain defaults or Events of Default thereunder and their consequences provided for in such Indenture; (3) modify any of the provisions of the applicable Indenture relating to modifications and waivers of defaults and covenants, except to increase any such percentage or to provide that certain other provisions of the applicable Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Debt Security of each series affected thereby; provided, however, that certain of such modifications may be made without the consent of any Holder of any Debt Security; or (4) in the case of the Subordinated Indenture, modify any of the provisions relating to the subordination of the Subordinated Debt Securities in a manner adverse to the Holders thereof. (Section 11.02)

   A modification which changes or eliminates any covenant or other provision of the applicable Indenture with respect to one or more particular series of Debt Securities and Coupons, if any, or which modifies the rights of the Holders of Debt Securities and Coupons of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the applicable Indenture of the Holders of Debt Securities and Coupons, if any, of any other series. (Section 11.02)

   In the case of the Subordinated Indenture, no modification may adversely affect the rights of any holder of Senior Indebtedness under the subordination provisions of the Subordinated Indenture without the consent of such holder. (Section 11.08 of the Subordinated Indenture)

   The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of any such series waive, by notice to the applicable Trustee and the Company, any past default or Event of Default under the applicable Indenture with respect to such series and its consequences, except a default (1) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series, or in the payment of any sinking fund installment or analogous obligation with respect to the Debt Securities of such series, or (2) in respect of a covenant or provision hereof which pursuant to the second paragraph under "--Debt Securities--Modification or Waiver" cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected. Upon any such waiver, such default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, for every purpose of the Debt Securities of such series under the applicable Indenture, but no such waiver will extend to any subsequent or other default or Event of Default or impair any right consequent thereon. (Section 5.13)

   The Company may omit in any particular instance to comply with certain covenants in the applicable Indenture (including, if so specified in the Prospectus Supplement, any covenant not set forth in the applicable Indenture but specified in the Prospectus Supplement to be applicable to the Debt Securities of any series issued thereunder, except as otherwise specified in the Prospectus Supplement, and including the covenants relating to the maintenance by the Company of its existence, rights and franchises), if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Debt Securities of such series either waive such compliance in such instance or generally waive compliance with such provisions, but no such waiver may extend to or affect any term, provision or condition except to the extent expressly so waived, and, until such waiver becomes effective, the obligations of the Company and the duties of the applicable Trustee in respect of any such provision will remain in full force and effect. (Section 12.09 of the Senior Indenture; Section 12.07 of the Subordinated Indenture)

   Subordination

   Upon any distribution of assets of the Company upon the dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Indebtedness, including Senior Debt Securities (Sections 16.01 and 16.02 of the Subordinated Indenture), but the obligation of the Company to make payment of principal (and premium, if any) or interest on the Subordinated Debt Securities will not otherwise be affected. (Section 16.02 of the Subordinated Indenture) No payment on account of principal (or premium, if any), sinking funds or interest may be made on the Subordinated Debt Securities (including, without limitation, payment of any Coupons) unless full payment of amounts then due for principal, premium, if any, sinking funds and interest on Senior Indebtedness has been made or duly provided for. (Section 16.03 of the Subordinated Indenture) In the event that, notwithstanding the foregoing, any payment by the Company described in the foregoing sentence is received by the Trustee under the Subordinated Indenture, any Paying Agent or the Holders of any of the

Subordinated Debt Securities before all Senior Indebtedness is paid in full, such payment or distribution shall be paid over to the holders of such Senior Indebtedness or on their behalf for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. Subject to payment in full of Senior Indebtedness, the Holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of such Senior Indebtedness out of the distributive share of the Subordinated Debt Securities. (Section 16.02 of the Subordinated Indenture)

   By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of the Subordinated Debt Securities. The Subordinated Indenture provides that the subordination provisions thereof shall not apply to money and securities held in trust pursuant to the satisfaction and discharge and the legal defeasance provisions of the Subordinated Indenture. (Sections 4.02 and 15.02 of the Subordinated Indenture)

   If this Prospectus is being delivered in connection with the offering of a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated by reference therein will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

   Discharge, Legal Defeasance and Covenant Defeasance

   The applicable Indenture with respect to the Debt Securities of any series may be discharged, subject to certain terms and conditions, when (1) either
(A) all Debt Securities and the Coupons, if any, of such series have been delivered to the applicable Trustee for cancellation, or (B) all Debt Securities and the Coupons, if any, of such series not theretofore delivered to the applicable Trustee for cancellation (i) have become due and payable,
(ii) will become due and payable at their Stated Maturity within one year, or
(iii) are to be called for redemption within one year under arrangements satisfactory to the applicable Trustee for the giving of notice by the applicable Trustee, and the Company, in the case of (i), (ii) or (iii) of subclause (B), has irrevocably deposited or caused to be deposited with the applicable Trustee as trust funds in trust for such purpose an amount in the currency in which such Debt Securities are denominated sufficient to pay and discharge the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; provided, however, in the event a petition for relief under the applicable Federal or state bankruptcy, insolvency or other similar law is filed with respect to the Company within 91 days after the deposit and the applicable Trustee is required to return the deposited money to the Company, the obligations of the Company under the applicable Indenture with respect to such Debt Securities will not be deemed terminated or discharged; (2) the Company has paid or caused to be paid all other sums payable under the applicable Indenture by the Company; (3) the Company has delivered to the applicable Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent therein provided relating to the satisfaction and discharge of the applicable Indenture with respect to such series have been complied with; and (4) the Company has delivered to the applicable Trustee an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit and discharge will not cause the Holders of the Debt Securities of the series to recognize income, gain or loss for Federal income tax purposes. (Section 4.01)

   If provision is made for the defeasance of Debt Securities of a series, and if the Debt Securities of such series are Registered Securities and denominated and payable only in U.S. dollars, then the provisions of each Indenture relating to defeasance shall be applicable except as otherwise specified in the Prospectus Supplement for Debt Securities of such series. Defeasance provisions, if any, for Debt Securities denominated in a foreign currency or currencies or for Bearer Securities may be specified in the Prospectus Supplement. (Section 15.01)

   At the Company's option, either (a) the Company shall be deemed to have been Discharged (as defined below) from its obligations with respect to Debt Securities of any series (including, in the case of Subordinated Debt Securities, the provisions described under "--Debt Securities--Subordination" herein) ("legal defeasance option") or (b) the Company shall cease to be under any obligation to comply with any obligation of the Company in the applicable Indenture including any restrictive covenants described in the accompanying Prospectus Supplement and any other covenants applicable to the Debt Securities which are subject to covenant defeasance (including, in the case of Subordinated Debt Securities, the provisions described under "Subordination" herein) ("covenant defeasance option") at any time after the applicable conditions set forth below have been satisfied: (1) the Company shall have deposited or caused to be deposited irrevocably with the applicable Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Debt Securities of such series (i) money in an amount, or (ii) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii), sufficient, in the opinion (with respect to (i) and (ii)) of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable Trustee, to pay and discharge each installment of principal (including any mandatory sinking fund payments) of (and premium, if any) and interest on, the Outstanding Debt Securities of such series on the dates such installments of interest or principal and premium are due; (2) such deposit shall not cause the applicable Trustee with respect to the Debt Securities of that series to have a conflicting interest with respect to the Debt Securities of any series;
(3) such deposit will not result in a breach or violation of, or constitute a default under, the applicable Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; (4) if the Debt Securities of such series are then listed on any national securities exchange, the Company shall have delivered to the applicable Trustee an opinion of counsel or a letter or other document from such exchange to the effect that the Company's exercise of its legal defeasance option or the covenant defeasance option, as the case may be, would not cause such Debt Securities to be delisted; (5) no Event of Default or event (including such deposit) which, with notice or lapse of time or both, would become an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of such deposit and, with respect to the legal defeasance option only, no Event of Default under the provisions of the applicable Indenture relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after such date; and (6) certain other opinions, officers' certificates and other documents specified in the applicable Indenture, including an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit, defeasance or Discharge will not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes. Notwithstanding the foregoing, if the Company exercises its covenant defeasance option and an Event of Default under the provisions of the Indentures relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after the date of such deposit, the obligations of the Company referred to under the definition of covenant defeasance option with respect to such Debt Securities shall be reinstated in full. (Section 15.02)

   Payment and Paying Agents

   If Debt Securities of a series are issuable only as Registered Securities, the Company will maintain in each Place of Payment for such series an office or agency where Debt Securities of that series may be presented or surrendered for payment, where Debt Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served. (Section 12.03)

   If Debt Securities of a series are issuable as Bearer Securities, the Company will maintain (A) in the Borough of Manhattan, The City and State of New York, an office or agency where any Registered Securities of that series may be presented or surrendered for payment, where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange or redemption, where Subordinated Debt Securities of that series that are convertible may be surrendered for conversion, where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served and where Bearer Securities of that series and related Coupons may be presented or surrendered for payment in the circumstances described in the following paragraph (and not otherwise), (B) subject to any laws or regulations applicable thereto, in a Place of Payment for that series which is located outside the United States, an office or agency where Debt Securities of that series and related Coupons may be presented and surrendered for payment (including payment of any additional amounts payable on Debt Securities of that series, if so provided in such series; provided, however, that if the Debt Securities of that series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent for the Debt Securities of that series in London, Luxembourg or any other required city located outside the United States, as the case may be, so long as the Debt Securities of that series are listed on such exchange, and (C) subject to any laws or regulations applicable thereto, in a Place of Payment for that series located outside the United States an office or agency where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange or redemption, where Subordinated Debt Securities of that series that are convertible may be surrendered for conversion and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served. The Company will give prompt written notice to the applicable Trustee of the locations, and any change in the locations, of such offices or agencies. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the applicable Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the corporate trust office of the applicable Trustee, except that Bearer Securities of that series and the related coupons may be presented and surrendered for payment at the offices specified in the applicable Debt Security and the Company has appointed the applicable Trustee (or in the case of Bearer Securities may appoint such other agent as may be specified in the applicable Prospectus Supplement) as its agent to receive all presentations, surrenders, notices and demands. (Section 12.03)

   No payment of principal, premium or interest on Bearer Securities shall be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, that, if the Debt Securities of a series are denominated and payable in U.S. dollars, payment of principal of and any premium and interest on Bearer Securities of such series, if specified in the applicable Prospectus Supplement, shall be made at the office of the applicable Trustee or the Company's Paying Agent in the Borough of Manhattan, the City and State of New York, if (but only if) payment in U.S. dollars of the full amount of such principal, premium, interest or additional amounts, as the case may be, at all offices or agencies outside the United States maintained for the purpose by the Company in accordance with the applicable Indenture is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 12.03)

   Book-Entry Debt Securities

   The Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement. Global Notes may be issued in either registered or bearer form and in either temporary or permanent form (each a "Global Note"). Payments of principal of (and premium, if any) and interest on Debt Securities represented by a Global Note will be made by the Company to the applicable Trustee and then by such Trustee to the depositary.

   If specified in the applicable Prospectus Supplement, any Global Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), as depositary, or such other depositary as may be specified in the applicable Prospectus Supplement. In the event that DTC acts as depositary with respect to any Global Notes, the Company anticipates that such Global Notes will be registered in the name of DTC's nominee, and that the following provisions will apply to the depositary arrangements with respect to any such Global Notes. Additional or differing terms of the depositary arrangements, if any, applicable to the Offered Debt Securities, will be described in the accompanying Prospectus Supplement.

   So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole Holder of the Debt Securities represented by such Global Note for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Debt Securities represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in certificated form and will not be considered the owners or Holders thereof under the applicable Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Note.

   If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in certificated form in exchange for the Global Notes. In addition, the Company may at any time, and in its sole discretion, determine not to have any Debt Securities represented by one or more Global Notes and, in such event, will issue individual Debt Securities in certificated form in exchange for the relevant Global Notes. If Registered Securities of any series shall have been issued in the form of one or more Global Notes and if an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing, the Company will issue individual Debt Securities in certificated form in exchange for the relevant Global Notes. (Section 3.04)

   The following is based on information furnished by DTC:

   DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of the Banking Law of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

   Purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Debt Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book entry system for the Debt Securities is discontinued.

   To facilitate subsequent transfers, the Debt Securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

   Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Neither DTC nor Cede & Co. will consent or vote with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

   Principal and interest payments on the Debt Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

   DTC may discontinue providing its services as securities depositary with respect to the Debt Securities at any time by giving reasonable notice to the Company or the Paying Agent. Under such circumstances, in the event that a successor securities depositary is not appointed, Debt Security certificates are required to be printed and delivered.

   The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Debt Security certificates will be printed and delivered.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

   Unless stated otherwise in the applicable Prospectus Supplement, the underwriters or agents with respect to a series of Debt Securities issued as Global Notes will be Direct Participants in DTC.

   None of the Company, any underwriter or agent, the applicable Trustee or any applicable Paying Agent will have the responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

   Conversion or Exchange Rights

   The terms and conditions, if any, upon which Subordinated Debt Securities being offered are convertible or exchangeable into another series of Debt Securities or shares of Common Stock will be set forth in the Prospectus Supplement relating thereto. Such terms will include the conversion or exchange price, the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the Holder or the Company, the events requiring an adjustment of the conversion or exchange price and provisions affecting conversions or exchanges in the event of the redemption of such Subordinated Debt Securities.

   Concerning the Trustees

   The Company may from time to time maintain deposit accounts and conduct other banking transactions with The Chase Manhattan Bank or The Bank of New York and their affiliated entities in the ordinary course of business.

   Certain Definitions

   Set forth below is summary of certain defined terms used in the applicable Indenture. Reference is made to the applicable Indenture for the full definition of all such terms.

   "Discharged" means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by, and obligations under, the Debt Securities of such series and to have satisfied all the obligations under the applicable Indenture relating to the Debt Securities of such series, except (i) the right of Holders of Debt Securities of such series to receive, from the trust fund described under "Discharge, Legal Defeasance and Covenant Defeasance" above, payment of the principal of (and premium, if any) and interest on such Debt Securities when such payments are due, (ii) the Company's obligations with respect to the Debt Securities of such series under the provisions relating to exchanges, transfers and replacement of Debt Securities, the maintenance of an office or agency of the Company and the defeasance trust fund, the provisions relating to compensation and reimbursement of the applicable Trustee and (iii) the rights, powers, trusts, duties and immunities of the applicable Trustee thereunder. (Section 15.02)

   "Indebtedness" means (i) any liability of any Persons (a) for borrowed money, or (b) evidenced by a bond, note, debenture or similar instrument (including purchase money obligations but excluding trade payables), or (c) for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles, or (d) preferred or preference stock of a Subsidiary of the Company held by Persons other than the Company or a Subsidiary of the Company; (ii) any liability of others described in the preceding clause (i) that the Person has guaranteed, that is recourse to such Person or that is otherwise its legal liability; and (iii) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above. (Section 1.01)

   "Senior Indebtedness" means the principal of (and premium, if any) and unpaid interest (including any interest accruing subsequent to the filing of a petition in bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and any fees, costs, expenses and any other amounts (including indemnity obligations and reimbursement obligations under letters of credit) related to the following, whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred, assumed or guaranteed,
(i) Indebtedness of the Company (other than the Indebtedness evidenced by the Subordinated Debt Securities of any series), unless in the instrument creating or evidencing the same pursuant to which the same is outstanding it is provided that such Indebtedness is not senior or prior in right of payment to the Subordinated Debt Securities or is pari passu or subordinate by its terms in right of payment to the Subordinated Debt Securities and (ii) renewals, extensions and modifications of any such Indebtedness. (Section 1.01 of the Subordinated Indenture)

   "Subsidiary" means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation, irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency, is at the time, directly or indirectly, owned or controlled by the Company or by one or more Subsidiaries thereof, or by the Company and one or more Subsidiaries thereof. (Section 1.01)

   "U.S. Government Obligations" means securities that are (i) direct obligations of the United States for the timely payment of which its full faith and credit is pledged, or (ii) obligations of a Person controlled for supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case under clauses (i) or
(ii), are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government

Obligation or a specific payment of interest on (or principal of) any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt. (Section 15.02)

SUBSIDIARY GUARANTEES

  The Subsidiary Guarantors named below may, jointly and severally, fully and unconditionally guarantee the due and punctual payment of principal of (and premium, if any) and interest on one or more series of Debt Securities, on such terms and conditions as may be set forth in the applicable Prospectus Supplement.

  The "Subsidiary Guarantors" will consist of the following wholly-owned subsidiaries of the Company: The Money Store/D.C. Inc., The Money Store/Kentucky Inc., The Money Store/Minnesota Inc., The Money Store Auto Finance Inc., ClassNotes Inc., Dyna-Mark, Inc., Equity Insurance Agency, Inc., Major Brokerage Co., Inc., Princeton Escrow, The Money Store Home Equity Corp., The Money Store Investment Corporation, The Money Store of New York Inc., The Commerce Group, The Money Store Commercial Mortgage Inc., The Money Store Service Corp., TMS Mortgage Inc., The Money Store U.K. Inc., The Money Store Realty Inc., and TMS Venture Holdings, Inc.

  As of the date of this Prospectus, the Subsidiary Guarantors conduct all of the Company's operations other than its Student Loan business and the holding of its excess servicing asset.

PREFERRED STOCK

   The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Restated Articles of Incorporation, as amended (the "Articles"), and the Articles of Amendment relating to each such series of Preferred Stock, which will be filed with the Commission in connection with the offering of such series of Preferred Stock.

   General

   Under the Articles, the Board of Directors may, by resolution, establish series of Preferred Stock having such voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as the Board of Directors may determine.

   The Preferred Stock offered hereby will have the dividend, liquidation and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (1) the designation and stated value per share of such Preferred Stock and the number of shares offered; (2) the amount of liquidation preference per share; (3) the price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends will be payable, whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will accrue; (5) any redemption or sinking fund provisions; (6) any terms by which such series of Preferred Stock may be convertible into or exchanged for Common Stock or Debt Securities; and (7) any additional or other rights, preferences, privileges, limitations and restrictions relating to such series of Preferred Stock.

   The Preferred Stock offered hereby will be issued in one or more series. The holders of Preferred Stock will have no preemptive rights. Preferred Stock will be fully paid and nonassessable upon issuance against full payment of the purchase price therefor. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series of Preferred Stock will, with respect to dividend rights and rights on liquidation, dissolution and winding up of the Company, rank prior to the Common Stock (the "Junior Stock") and on a parity with each other series of Preferred Stock offered hereby (the "Parity Stock").

   Dividend Rights

   Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors of the company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date set forth in the applicable Prospectus Supplement.

   The Preferred Stock of each series will include customary provisions (1) restricting the payment of dividends or the making of other distributions on, or the redemption, purchase or other acquisition of, Junior Stock unless full dividends, including, in the case of cumulative Preferred Stock, accruals, if any, in respect of prior dividend periods, on the shares of such series of Preferred Stock have been paid and (2) providing for the pro rata payment of dividends on such series and other Parity Stock when dividends have not been paid in full upon such series and other Parity Stock.

   Rights Upon Liquidation

   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Junior Stock, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of Preferred Stock plus an amount equal to accrued and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any Parity Stock are not paid in full, the holders of the Preferred Stock of such series and of such Parity Stock will share ratably in any such distribution of assets of the Company in proration to the full respective preferential amounts (which may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or a portion of the Company's assets nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntarily or involuntarily, of the Company.

   Voting Rights

   The holders of Preferred Stock of a series offered hereby will not be entitled to vote except as indicated in the Prospectus Supplement relating to such series of Preferred Stock or as required by applicable law. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, when and if any such series is entitled to vote, each share in such series will be entitled to one vote.

                             PLAN OF DISTRIBUTION

   The Company and the Selling Shareholder may offer and sell the Securities in one or more of the following ways: (i) through underwriters or dealers,
(ii) through agents, or (iii) directly to one or more purchasers. The Prospectus Supplement with respect to a particular offering of a series of Securities will set forth the terms of the offering of such Securities, including the name or names of any underwriters or agents with whom the Company has entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and the proceeds to the Company and/or the Selling Shareholder from such sales and any underwriting discounts, agency fees or commissions and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to be allowed or re-allowed or paid to dealers and any securities exchange, if any, on which such Securities may be listed. Dealer trading may take place in certain of the Offered Securities, including Offered Securities not listed on any securities exchange.

   If underwriters are used in the offer and sale of Offered Securities, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, all of which underwriters in either case will be designated in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase Offered Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

   Offered Securities may be offered and sold directly by the Company and the Selling Shareholder or through agents designated by the Company and the Selling Shareholder from time to time. Any agent involved in the offer or sale of the Offered Securities with respect to which this Prospectus is delivered will be named in, and any commissions payable to such agent will be set forth in or calculable from, the applicable Prospectus Settlement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

   If so indicated in the applicable Prospectus Supplement, the Company may authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Delayed Delivery Contracts") providing for payment and delivery on the date or dates stated in the Prospectus Supplement. Each Delayed Delivery Contract will be for an amount of the Offered Securities not less than and, unless the Company otherwise agrees, the aggregate amount of the Offered Securities sold pursuant to Delayed Delivery Contracts shall be not more than the respective minimum and maximum amounts stated in the Prospectus Supplement. Institutions with which Delayed Delivery Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions, but shall in all cases be subject to the approval of the Company in its sole discretion. The obligations of the purchaser under any Delayed Delivery Contract to pay for and take delivery of the Offered Securities will not be subject to any conditions except that (i) the purchase of the Offered Securities by such institution shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such institution is subject, and
(ii) any related sale of the Offered Securities to underwriters shall have occurred. A commission set forth in the Prospectus Supplement will be paid to underwriters soliciting purchases of the Offered Securities pursuant to Delayed Delivery Contracts accepted by the Company. The underwriters will not have any responsibility in respect of the validity or performance of Delayed Delivery Contracts.

   The Debt Securities and the Preferred Stock will be new issues of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

   Any underwriter, dealer or agent participating in the distribution of the Offered Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Offered Securities so offered and sold, and any discounts or commissions received by it from the Company and any profit realized by it on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

   Under agreements entered into with the Company or the Selling Shareholder, underwriters, dealers and agents may be entitled to indemnification by the Company or the Selling Shareholder against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

   Underwriters, dealers and agents also may be customers of, engage in transactions with, or perform other services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

   Unless otherwise specified in the applicable Prospectus Supplement, the validity of the Common Stock and the Preferred Stock offered hereby will be passed upon by Corporate Counsel to the Company, and the validity of the Debt Securities and the Subsidiary Guarantees offered hereby will be passed upon by Stroock & Stroock & Lavan LLP, New York, New York. Certain other legal matters will be passed upon for the Company by Stroock & Stroock & Lavan LLP. Certain legal matters in connection with any offering of Securities involving any underwriters or dealers will be passed upon for such underwriters or dealers by counsel to be named in the appropriate Prospectus Supplement. Stroock & Stroock & Lavan LLP and such counsel may rely as to matters of New Jersey law on Corporate Counsel to the Company.

                                    EXPERTS

   The consolidated financial statements of The Money Store Inc. and subsidiaries as of December 31, 1996 and 1995 and for each of the years in the three year period ended December 31, 1996 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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No dealer, salesperson or any other person has been authorized to give any in-formation or to make any representations other than those contained in or in-corporated by reference in this Prospectus Supplement and the accompanying Prospectus in connection with the offer made by this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such information or repre-sentations must not be relied upon as having been authorized by the Company or any of the Underwriters. Neither this Prospectus Supplement nor the accompany-ing Prospectus constitutes an offer to sell or a solicitation of any offer to buy any security other than the securities offered hereby, nor do they consti-tute an offer to sell or a solicitation of any offer to buy any of the securi-ties offered hereby by anyone in any jurisdiction in which such offer or so-licitation is not authorized, or in which the person making such offer or so-licitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus, nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that any in-formation contained herein is correct as of any time subsequent to the date hereof.

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                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Prospectus Supplement Summary..............................................  S-3
Investment Considerations..................................................  S-6
Use of Proceeds............................................................ S-11
Capitalization............................................................. S-11
Ratios of Earnings......................................................... S-12
Selected Consolidated Financial Data....................................... S-13
Description of the Notes................................................... S-17
Underwriting............................................................... S-20
Legal Matters.............................................................. S-21
                                  PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents By Reference............................    2
The Company................................................................    4
Ratios of Earnings.........................................................    5
Use of Proceeds............................................................    5
Selling Shareholder........................................................    6
Description of Securities..................................................    6
Plan of Distribution.......................................................   23
Legal Matters..............................................................   24
Experts....................................................................   24

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                                 $250,000,000

                         [LOGO OF THE MONEY STORE(R)]

                                 $150,000,000
                       7.30% Subordinated Notes Due 2002

                                 $100,000,000
                       7.95% Subordinated Notes Due 2007

                         ----------------------------

                             PROSPECTUS SUPPLEMENT

                         ----------------------------

                      PRUDENTIAL SECURITIES INCORPORATED
                           BEAR, STEARNS & CO. INC.
                            NATIONSBANC MONTGOMERY
                             SALOMON SMITH BARNEY

                               December 3, 1997

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